                                                              File Nos. 811-7769

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Initial Registration Statement

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 28

                             SEPARATE ACCOUNT KG OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                          Charles F. Cronin, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)


     It is proposed that this filing will become effective:

     ___ immediately upon filing pursuant to paragraph (b) of Rule 485
     ___ on (date) pursuant to paragraph (b) of Rule 485
     ___ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ___ on (date) pursuant to paragraph (a)(1) of Rule 485
     ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant has registered an indefinite amount of its securities under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 2001 was filed on or before March 30, 2002.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.


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             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.        CAPTION IN PROSPECTUS
-----------------        -------------------------
1........................Cover Page

2........................Special Terms

3........................Summary of Fees and Expenses; Summary of Contract Features

4........................Performance Information

5........................Description of the Company, the Variable Account and the Underlying Investment Companies

6........................Charges and Deductions

7........................Description of the Contract - The Accumulation Phase

8........................Electing the Annuity Date; Description of Annuity Payout Options; Annuity Benefit Payments

9........................Death Benefit

10.......................Payments; Computation of Values;  Distribution

11.......................Surrender and Withdrawals; Surrender Charge; Withdrawal Without Surrender Charge; Texas
                         Optional Retirement Program

12.......................Federal Tax Considerations

13.......................Legal Matters

14.......................Statement of Additional Information - Table of Contents


FORM N-4 ITEM NO.        CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------        ----------------------------------------------
15.......................Cover Page

16.......................Table of Contents

17.......................General Information and History

18.......................Services

19.......................Underwriters

20.......................Underwriters

21.......................Performance Information

22.......................Annuity Benefit Payments

23.......................Financial Statements

                             SUBJECT TO COMPLETION
                          PRELIMINARY PROSPECTUS DATED

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about the Scudder Gateway Plus II variable annuity contract issued by Allmerica Financial Life Insurance and Annuity Company (in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on an individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information dated         , 2002 containing more
information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity Client Services at 1-800-782-8380. The Table of Contents of the Statement of Additional Information is listed on page 5 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

The Variable Account, known as Separate Account KG is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following portfolios:

THE ALGER AMERICAN FUND (CLASS S)                             SCUDDER VARIABLE SERIES II (CLASS B)
Alger American Balanced Portfolio                             Scudder Aggressive Growth Portfolio
Alger American Leveraged AllCap Portfolio                     Scudder Blue Chip Portfolio
                                                              Scudder Contrarian Value Portfolio
CREDIT SUISSE TRUST                                           Scudder Global Blue Chip Portfolio
Credit Suisse Trust Emerging Markets Portfolio                Scudder Government Securities Portfolio
Credit Suisse Trust Global Post-Venture Capital Portfolio     Scudder Growth Portfolio
                                                              Scudder High Income Portfolio
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)                Scudder International Select Equity Portfolio
Dreyfus IP MidCap Stock Portfolio                             Scudder Investment Grade Bond Portfolio
                                                              Scudder Money Market Portfolio
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.            Scudder Small Cap Growth Portfolio
(SERVICE SHARES)                                              Scudder Technology Growth Portfolio
Dreyfus Socially Responsible Growth Fund, Inc.                Scudder Total Return Portfolio
                                                              SVS Davis Venture Value Portfolio
INVESCO VARIABLE INVESTMENT FUNDS, INC.                       SVS Dreman Financial Services Portfolio
INVESCO VIF Utilities Fund                                    SVS Dreman High Return Equity Portfolio
                                                              SVS Dreman Small Cap Value Portfolio
SCUDDER VARIABLE SERIES I (CLASS B)                           SVS Eagle Focused Large Cap Growth Portfolio
Scudder 21st Century Growth Portfolio                         SVS Focus Value+Growth Portfolio
Scudder Capital Growth Portfolio                              SVS Index 500 Portfolio
Scudder Global Discovery Portfolio                            SVS INVESCO Dynamic Growth Portfolio
Scudder Growth and Income Portfolio                           SVS Janus Growth And Income Portfolio
Scudder Health Sciences Portfolio                             SVS Janus Growth Opportunities Portfolio
Scudder International Portfolio                               SVS MFS Strategic Value Portfolio
                                                              SVS Oak Strategic Equity Portfolio
                                                              SVS Turner Mid Cap Growth Portfolio

THIS CONTRACT INCLUDES TWO BONUS ENHANCEMENT FEATURES, PAYMENT CREDITS AND VALUE ENHANCEMENTS (COLLECTIVELY "BONUSES"). EXPENSES FOR THIS CONTRACT MAY BE HIGHER THAN A CONTRACT WITHOUT SUCH BONUSES. OVER TIME, THE AMOUNT OF THE BONUSES MAY BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THE BONUSES. YOU SHOULD CONSIDER THIS POSSIBILITY BEFORE PURCHASING THE CONTRACT. UPON CERTAIN EVENTS PRIOR TO THE FIRST CONTRACT ANNIVERSARY, THE COMPANY MAY RECAPTURE THE PAYMENT CREDIT. SEE "PAYMENT CREDIT RECAPTURE" UNDER DESCRIPTION OF THE CONTRACT -- ACCUMULATION PHASE.

THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; IS NOT FEDERALLY INSURED; AND IS NOT ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               DATED       , 2002

(CONT.)

The Fixed Account, which is part of the Company's General Account, is an investment option that pays an interest rate guaranteed for one year from the time a payment is received. Another investment option, the Guarantee Period Accounts, offers fixed rates of interest for specified periods. A Market Value Adjustment is applied to payments removed from a Guarantee Period Account before the end of the specified period. The Market Value Adjustment may be positive or negative. Payments allocated to a Guarantee Period Account are held in the Company's Separate Account GPA (except in California where they are allocated to the General Account.)

The Company offers a variety of fixed and variable annuity contracts. These other contracts may offer features, including investment options, fees and/or charges that are different from those in the contract offered by this Prospectus. The other contracts may be offered through different distributors. Upon request, your financial representative can show you information regarding other annuity contracts offered by the Company. You can also contact the Company directly to find out more about these annuity contracts.

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................         6
SUMMARY OF FEES AND EXPENSES................................         8
SUMMARY OF CONTRACT FEATURES................................        17
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE
 UNDERLYING INVESTMENT COMPANIES............................        23
INVESTMENT OBJECTIVES AND POLICIES..........................        24
PERFORMANCE INFORMATION.....................................        28
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        30
  ISSUE REQUIREMENTS........................................        30
  PAYMENTS..................................................        30
  PAYMENT CREDITS...........................................        31
  PAYMENT CREDIT RECAPTURE..................................        31
  COMPUTATION OF VALUES.....................................        32
        The Accumulation Unit...............................        33
        Net Investment Factor...............................        33
  VALUE ENHANCEMENT.........................................        33
  VALUE ENHANCEMENT RECAPTURE...............................        34
  RIGHT TO CANCEL...........................................        34
  TELEPHONE TRANSACTIONS PRIVILEGE..........................        34
  TRANSFER PRIVILEGE........................................        35
        Automatic Transfers (Dollar Cost Averaging).........        36
        Automatic Account Rebalancing.......................        36
  SURRENDERS AND WITHDRAWALS................................        37
        Systematic Withdrawals..............................        38
        Life Expectancy Distributions.......................        38
        Systematic Level Free of Surrender Charge Withdrawal
        Program.............................................        39
  DEATH BENEFIT.............................................        39
        Standard Death Benefit..............................        39
        Optional Enhanced Death Benefit Riders..............        39
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        40
  THE SPOUSE OF THE OWNER AS BENEFICIARY....................        40
  OPTIONAL ENHANCED EARNINGS RIDER..........................        40
  ASSIGNMENT................................................        41
ANNUITIZATION -- THE PAYOUT PHASE...........................        42
  ELECTING THE ANNUITY DATE.................................        42
  CHOOSING THE ANNUITY PAYOUT OPTION........................        42
        Fixed Annuity Payout Options........................        43
        Variable Annuity Payout Options.....................        43
  DESCRIPTION OF ANNUITY PAYOUT OPTIONS.....................        43
  VARIABLE ANNUITY BENEFIT PAYMENTS.........................        44
        The Annuity Unit....................................        44
        Determination of the First Annuity Benefit
        Payment.............................................        45
        Determination of the Number of Annuity Units........        45
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        45
        Payment of Annuity Benefit Payments.................        45
  TRANSFERS OF ANNUITY UNITS................................        46
  WITHDRAWALS AFTER THE ANNUITY DATE........................        46
        Calculation of Proportionate Reduction..............        47
        Calculation of Present Value........................        48
        Deferral of Withdrawals.............................        49
  REVERSAL OF ANNUITIZATION.................................        49

  NORRIS DECISION...........................................        50
CHARGES AND DEDUCTIONS......................................        51
  VARIABLE ACCOUNT DEDUCTIONS...............................        51
        Mortality and Expense Risk Charge...................        51
        Administrative Expense Charge.......................        51
        Optional Rider Charge (for New York Contracts
        only)...............................................        51
        Other Charges.......................................        52
  CONTRACT FEE..............................................        52
  OPTIONAL RIDER CHARGES....................................        52
  PREMIUM TAXES.............................................        53
  SURRENDER CHARGE..........................................        53
        Calculation of Surrender Charge.....................        54
        Withdrawal Without Surrender Charge.................        54
        Effect of Withdrawal Without Surrender Charge
        Amount..............................................        57
        Reduction or Elimination of Surrender Charge and
        Additional Amounts Credited.........................        58
  TRANSFER CHARGE...........................................        59
  WITHDRAWAL ADJUSTMENT CHARGE..............................        59
GUARANTEE PERIOD ACCOUNTS...................................        61
FEDERAL TAX CONSIDERATIONS..................................        63
  GENERAL...................................................        63
        The Company.........................................        63
        Diversification Requirements........................        63
        Investor Control....................................        63
  QUALIFIED AND NON-QUALIFIED CONTRACTS.....................        64
  TAXATION OF THE CONTRACT IN GENERAL.......................        64
        Withdrawals Prior to Annuitization..................        64
        Withdrawals After Annuitization.....................        64
        Annuity Payouts After Annuitization.................        65
        Penalty on Distribution.............................        65
        Assignments or Transfers............................        65
        Nonnatural Owners...................................        65
        Deferred Compensation Plans of State and Local
        Governments and Tax-Exempt
        Organizations.......................................        66
  TAX WITHHOLDING...........................................        66
  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS.........        66
        Corporate and Self-Employed Pension and Profit
        Sharing Plans.......................................        66
        Individual Retirement Annuities.....................        66
        Status of Death Benefits in IRAs....................        67
        Tax-Sheltered Annuities.............................        67
        Texas Optional Retirement Program...................        68
STATEMENTS AND REPORTS......................................        68
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        68
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        69
VOTING RIGHTS...............................................        69
DISTRIBUTION................................................        70
LEGAL MATTERS...............................................        70
FURTHER INFORMATION.........................................        70
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS........       B-1
APPENDIX C -- OPTIONAL ENHANCED EARNINGS RIDER..............       C-1
APPENDIX D -- SURRENDER CHARGES AND THE MARKET VALUE
 ADJUSTMENT.................................................       D-1
APPENDIX E -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND
 PAYMENT WITHDRAWALS........................................       E-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         3
SERVICES....................................................         3
UNDERWRITERS................................................         4
ACCUMULATION UNIT CALCULATION AND ANNUITY BENEFIT
 PAYMENTS...................................................         5
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
 PROGRAM....................................................         6
PERFORMANCE INFORMATION.....................................         8
TAX-DEFERRED ACCUMULATION...................................        12
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date. The Accumulated Value includes all Payment Credits and Value Enhancements applied to the Contract.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company for contracts issued in all jurisdictions except New York and exclusively to First Allmerica Financial Life Insurance Company for contracts issued in New York.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's Issue Date or on any anniversary of the Issue Date.

CUMULATIVE EARNINGS: the Accumulated Value reduced by total payments not previously withdrawn.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals which exceed the Withdrawal Without Surrender Charge amount.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

PAYMENT CREDIT: an amount added to the Contract by the Company when a payment is made to the Contract. The amount will be a specified percentage of the payment.

PAYMENT CREDIT RECAPTURE AMOUNT: the amount of any Payment Credit(s) that the Company recaptures upon certain events prior to the first contract anniversary.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding Underlying Portfolio.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge, Market Value Adjustment and Payment Credit Recapture Amount.

UNDERLYING PORTFOLIOS (PORTFOLIOS): an investment portfolio of The Alger American Fund ("Alger"), Credit Suisse Trust, Dreyfus Investment Portfolios ("Dreyfus"), The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund"), INVESCO Variable Investments Funds, Inc. ("INVESCO VIF"), Scudder Variable Series I ("Scudder I"), or Scudder Variable Series II ("Scudder II") in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VALUE ENHANCEMENT: Prior to the Annuity Date, the amount credited to the contract by the Company on every fifth contract anniversary. The amount will be a specified percentage of the Accumulated Value.

VARIABLE ACCOUNT: Separate Account KG, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Portfolios.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) Owner Transaction Expenses, (2) Annual Contract Fees, (3) Separate Account Annual Expenses and
(4) Underlying Portfolio Annual Expenses. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "PREMIUM TAXES" under CHARGES AND DEDUCTIONS.

(1) OWNER TRANSACTION EXPENSES:
                                                                                     None
TRANSFER CHARGE:
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in
  a Contract year will not be subject to a Transfer
  charge. For each subsequent transfer, the Company
  reserves the right to assess a charge, guaranteed never
  to exceed $25, to reimburse the Company for the costs
  of processing the transfer.

                                                                COMPLETE YEARS
                                                                 FROM DATE OF
                                                                    PAYMENT          CHARGE
SURRENDER CHARGE DURING THE ACCUMULATION PHASE:*              -------------------    ------
                                                                  Less than 4         8.5%
                                                                  Less than 5         7.5%
                                                                  Less than 6         6.5%
                                                                  Less than 7         5.5%
                                                                  Less than 8         3.5%
                                                                  Less than 9         1.5%
                                                                  Thereafter           0
  During the accumulation phase, this charge may be
  assessed upon surrender, Withdrawals or reversal of
  annuitization. The charge is a percentage of Payments
  withdrawn (in excess of any amount that is free of
  surrender charge) within the indicated time period.

*From time to time, the Company may reduce or waive the surrender charge, the period during which it applies, or both, when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the Issue Date are within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "SURRENDER CHARGE" in the
CHARGES AND DEDUCTIONS section.

WITHDRAWAL ADJUSTMENT CHARGE DURING THE PAYOUT PHASE:
  During the annuity payout phase, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR")
  you have chosen (in the case of a variable annuity payout option) or the interest rate
  (in the case of a fixed annuity payout option) used to determine the Present Value is increased by a Withdrawal Adjustment Charge in the following manner:

  ADJUSTMENT TO AIR OR INTEREST RATE:
  If 15 or more years of annuity benefit payments are being valued, the increase     1.00% *
  is
  If 10-14 years of annuity benefit payments are being valued, the increase is       1.50% *
  If less than 10 years of annuity benefit payments are being valued, the            2.00% *
  increase is

  *The Withdrawal Adjustment Charge may be lower or may not apply in some jurisdictions.
  See Contract for the specific charge.

  The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "VARIABLE ANNUITY BENEFIT PAYMENTS" and "WITHDRAWALS AFTER THE
  ANNUITY DATE" under ANNUITIZATION -- THE PAYOUT PHASE for additional information.

(2) ANNUAL CONTRACT FEES:

ANNUAL CONTRACT FEE:                                                                 $35*
  During the accumulation phase, the fee is deducted
  annually and upon Surrender when the Accumulated Value
  is less than $75,000. The fee is waived for Contracts
  issued to and maintained by the trustee of a 401(k)
  plan.

*The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

OPTIONAL RIDER CHARGES:*
  Under the following riders and during the accumulation phase of the contract, 1/12th of the annual charge is deducted pro-rata on a monthly basis at the end of each Contract month. The charge for these riders on an annual basis as a percentage of Accumulated
  Value is:
    Annual Step-Up EDB Rider (Form 3309-02)**                                        0.25%
    Annual Step-Up with 5% Roll-Up EDB Rider (Form 3311-02)**                        0.35%
    10% Breakthrough with 5% Roll-Up EDB Rider (Form 3317-02)**                      0.40%
    Annual Step-Up with 7% Roll-Up EDB Rider (Form 3313-02)**                        0.50%
    Enhanced Earnings Rider (EER)                                                    0.30%

*Optional rider(s) available in New York are listed under "(3) Separate Account Annual
Expenses" under "SUMMARY OF FEES AND EXPENSES," below. In New York, rider charges are not based on Accumulated Value but are based on average daily net assets of each Sub-Account.

**Total rider charges will be reduced by 0.05% if both the Enhanced Earnings Rider and this
Enhanced Death Benefit Rider are in effect simultaneously.

(3) SEPARATE ACCOUNT ANNUAL EXPENSES:
  (on an annual basis as a percentage of average daily net
  assets)
  Mortality and Expense Risk Charge:                                                 1.45%
  Administrative Expense Charge:                                                     0.15%
  Optional Annual Step-Up EDB Rider (in New York) (Form 3312-02NY):                  0.25%*

  TOTAL ANNUAL EXPENSES (IN ALL JURISDICTIONS EXCLUDING NEW YORK):                   1.60%
  Total Annual Expenses without an Optional Rider (in New York):                     1.60%
  Total Annual Expenses with an Optional Rider (in New York):                        1.85%

*The Optional Rider charge applies only during the Accumulation Phase of the Contract.

(4) UNDERLYING PORTFOLIO ANNUAL EXPENSES:

Total expenses of the Underlying Portfolios are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Portfolios. The following table shows the expenses of the Underlying Portfolios on an annual basis as a percentage of average net assets for the year ended December 31, 2001, as adjusted for any material changes. The Underlying Portfolio information below was provided by the Underlying Portfolios and was not independently verified by the Company.

                                                                                                       TOTAL PORTFOLIO
                                               MANAGEMENT FEE     SERVICE                            EXPENSES (AFTER ANY
                                                 (AFTER ANY       FEES OR      OTHER EXPENSES      FEE REDUCTIONS/WAIVERS/
                                              FEE REDUCTIONS/      12B-1     (AFTER ANY WAIVERS/       REIMBURSEMENTS
UNDERLYING PORTFOLIO                         VOLUNTARY WAIVERS)    FEES*       REIMBURSEMENTS)          AND OFFSETS)
--------------------                         ------------------   --------   -------------------   -----------------------
Alger American Balanced Portfolio
 (Class S).................................        0.75%           0.25%            0.10%          1.10%(1)
Alger American Leveraged AllCap Portfolio
 (Class S).................................        0.85%           0.25%            0.07%          1.17%(1)
Credit Suisse Trust Emerging Markets
 Portfolio.................................        0.76%           0.00%            0.64%          1.40%(2)
Credit Suisse Trust Global Post-Venture
 Capital Portfolio.........................        1.04%           0.00%            0.36%          1.40%(2)
Dreyfus IP MidCap Stock Portfolio (Service
 Shares)...................................        0.75%           0.08%            0.17%          1.00%(3)
Dreyfus Socially Responsible Growth
 Fund, Inc. (Service Shares)...............        0.75%           0.25%            0.09%          1.09%
INVESCO VIF Utilities Fund.................        0.60%           0.00%            0.55%          1.15%(4)(5)
Scudder 21st Century Growth Portfolio
 (Class B).................................        0.88%           0.25%            0.28%          1.41%(6)(7)
Scudder Capital Growth Portfolio
 (Class B).................................        0.46%           0.25%            0.04%          0.75%(6)
Scudder Global Discovery Portfolio
 (Class B).................................        0.98%           0.25%            0.24%          1.47%(6)(7)
Scudder Growth and Income Portfolio
 (Class B).................................        0.48%           0.25%            0.08%          0.81%(6)
Scudder Health Sciences Portfolio
 (Class B).................................        0.56%           0.25%            0.39%          1.20%(6)(7)
Scudder International Portfolio
 (Class B).................................        0.84%           0.25%            0.16%          1.25%(6)
Scudder Aggressive Growth Portfolio
 (Class B).................................        0.75%           0.25%            0.11%          1.11%(6)(8)
Scudder Blue Chip Portfolio (Class B)......        0.65%           0.25%            0.04%          0.94%(6)(8)
Scudder Contrarian Value Portfolio
 (Class B).................................        0.75%           0.25%            0.04%          1.04%(6)(8)
Scudder Global Blue Chip Portfolio
 (Class B).................................        0.85%           0.25%            0.24%          1.34%(6)(8)(9)
Scudder Government Securities Portfolio
 (Class B).................................        0.55%           0.25%            0.05%          0.85%(6)
Scudder Growth Portfolio (Class B).........        0.60%           0.25%            0.03%          0.88%(6)
Scudder High Income Portfolio (Class B)....        0.60%           0.25%            0.10%          0.95%(6)
Scudder International Select Equity
 Portfolio (Class B).......................        0.75%           0.25%            0.17%          1.17%(6)
Scudder Investment Grade Bond Portfolio
 (Class B).................................        0.60%           0.25%            0.04%          0.89%(6)(8)
Scudder Money Market Portfolio
 (Class B).................................        0.50%           0.25%            0.05%          0.80%(6)(10)
Scudder Small Cap Growth Portfolio
 (Class B).................................        0.65%           0.25%            0.03%          0.93%(6)
Scudder Technology Growth Portfolio
 (Class B).................................        0.74%           0.25%            0.07%          1.06%(6)(8)
Scudder Total Return Portfolio
 (Class B).................................        0.55%           0.25%            0.03%          0.83%(6)
SVS Davis Venture Value Portfolio
 (Class B).................................        0.95%           0.25%            0.14%          1.34%(6)(8)
SVS Dreman Financial Services Portfolio
 (Class B).................................        0.75%           0.25%            0.11%          1.11%(6)(8)
SVS Dreman High Return Equity Portfolio
 (Class B).................................        0.75%           0.25%            0.07%          1.07%(6)(8)
SVS Dreman Small Cap Value Portfolio
 (Class B).................................        0.75%           0.25%            0.04%          1.04%(6)(8)
SVS Eagle Focused Large Cap Growth
 Portfolio (Class B).......................        0.95%           0.25%            0.18%          1.38%(6)(8)
SVS Focus Value+Growth Portfolio
 (Class B).................................        0.75%           0.25%            0.04%          1.04%(6)(8)
SVS Index 500 Portfolio (Class B)..........        0.37%           0.25%            0.18%          0.80%(6)(8)

                                                                                                       TOTAL PORTFOLIO
                                               MANAGEMENT FEE     SERVICE                            EXPENSES (AFTER ANY
                                                 (AFTER ANY       FEES OR      OTHER EXPENSES      FEE REDUCTIONS/WAIVERS/
                                              FEE REDUCTIONS/      12B-1     (AFTER ANY WAIVERS/       REIMBURSEMENTS
UNDERLYING PORTFOLIO                         VOLUNTARY WAIVERS)    FEES*       REIMBURSEMENTS)          AND OFFSETS)
--------------------                         ------------------   --------   -------------------   -----------------------
SVS INVESCO Dynamic Growth Portfolio
 (Class B).................................        0.90%           0.25%            0.40%          1.55%(6)(8)
SVS Janus Growth And Income Portfolio
 (Class B).................................        0.95%           0.25%            0.10%          1.30%(6)(8)
SVS Janus Growth Opportunities Portfolio
 (Class B).................................        0.95%           0.25%            0.16%          1.36%(6)(8)
SVS MFS Strategic Value Portfolio
 (Class B).................................        0.95%           0.25%            0.20%          1.40%(6)(8)
SVS Oak Strategic Equity Portfolio
 (Class B).................................        0.89%           0.25%            0.26%          1.40%(6)(8)
SVS Turner Mid Cap Growth Portfolio
 (Class B).................................        0.98%           0.25%            0.32%          1.55%(6)(8)

*These expenses are fees paid by the Underlying Portfolios under 12b-1 plans. In addition to receiving all or part of the fees listed in the table, the Company may also receive service fees from the investment advisers or other service providers of certain Underlying Portfolios for providing various services to Owners. Currently the Company receives services fees ranging from 0.25% to 0.50% of the aggregate net asset value of assets held in the Separate Account with respect to such Underlying Portfolios.

(1)Class S shares of the Alger American Balanced Portfolio and the Alger American Leveraged AllCap Portfolio commenced operations on May 1, 2002; therefore expenses shown are estimated.

(2)The investment adviser of the Credit Suisse Trust Emerging Markets Portfolio and Credit Suisse Trust Global Post-Venture Capital Portfolio has voluntarily agreed to waive or reimburse a portion of the management fees and/ or other expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Management Fee, Other Expenses and Total Portfolio Expenses would have been 1.25%, 0.64% and 1.89% for the Credit Suisse Trust Emerging Markets Portfolio and 1.25%, 0.36% and 1.61% for the Credit Suisse Trust Global Post-Venture Capital Portfolio, respectively, for the year ended December 31, 2001.

(3)Expenses shown above reflect the Portfolio advisor's waivers of fees or reimbursements of expenses for the fiscal year ended December 31, 2001. Without such waivers or reimbursements the Management Fee, 12b-1 Fees, Other Expenses and Total Portfolio Expenses would have been as a percentage of assets: 0.25%, 0.25%, 0.17%, and 1.17% respectively.

(4)The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.

(5)Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to commitments between the Fund and INVESCO. This commitment may be changed at any time following consultation with the Board of Directors. Excluding the absorption and any offset arrangements, the Fund's Other Expenses and Total Annual Fund Operating Expenses were 0.77% and 1.37%, respectively, of the Fund's average net assets.

(6)Class B shares of the Portfolio became effective on May 1, 2002; therefore, expenses shown are estimated and annualized. Class B of each Portfolio has adopted a distribution plan pursuant to Rule 12b-1 of the 1940 Act, which plan is described in the Portfolio's prospectus.

(7)Pursuant to their respective agreements with Scudder Variable Series I, the investment manager, the underwriter and the accounting agent have agreed, for the one year period commencing on May 1, 2002, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described portfolios to the amounts set forth after the portfolio names: Scudder Global Discovery 1.50%, Scudder 21st Century Growth 1.75%, and Scudder Health Sciences 1.20%.

(8)Pursuant to their respective agreements with Scudder Variable Series II, the investment manager, the underwriter and the accounting agent have agreed, for the one year period commencing on May 1, 2002, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described portfolios to the amounts set forth after the portfolio names: SVS MFS Strategic Value (1.40%), SVS INVESCO Dynamic Growth (1.55%), SVS Turner Mid Cap Growth (1.55%), SVS Oak Strategic Equity (1.40%), SVS Davis Venture Value (1.40%), SVS Dreman High Return Equity (1.12%), SVS Focus Value+Growth (1.09%), SVS Eagle Focused Large Cap Growth (1.40%), SVS Dreman Financial Services (1.24%), SVS Janus Growth Opportunities (1.40%), SVS Janus Growth And Income (1.40%), Scudder Aggressive Growth (1.20%), Scudder Technology Growth (1.20%), Scudder Contrarian Value (1.05%), SVS Dreman Small Cap Value (1.09%), Scudder Investment Grade Bond (1.05%), Scudder Blue Chip (1.20%), SVS Index 500 (0.80%), and Scudder Global Blue Chip (1.81%).

(9)For Scudder Global Blue Chip Portfolio, the investment manager has agreed to limit its management fees to 0.85% for one year, commencing 5/1/02.

(10)Scudder Distributors, Inc. has agreed, for the one year period commencing May 1, 2002, to waive 0.15% of the 12b-1 fee for the Scudder Money Market Portfolio (Class B).

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay during the accumulation phase at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. The examples further assume the Underlying Portfolio expenses listed, including any waivers/reimbursements listed above, remain the same in each of the 1, 3, 5, and 10-year intervals. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.03%, and the amount of the Contract fee is assumed to be $0.30 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Portfolios differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1)(a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders:

WITH SURRENDER CHARGE                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                         --------   --------   --------   --------
Alger American Balanced Portfolio...........................    $143       $170       $226       $323
Alger American Leveraged AllCap Portfolio...................    $144       $172       $230       $330
Credit Suisse Trust Emerging Markets Portfolio..............    $146       $179       $241       $353
Credit Suisse Trust Global Post-Venture Capital Portfolio...    $146       $179       $241       $353
Dreyfus IP MidCap Stock Portfolio...........................    $142       $167       $221       $313
Dreyfus Socially Responsible Growth Fund, Inc...............    $143       $170       $226       $322
INVESCO VIF Utilities Fund..................................    $143       $172       $229       $328
Scudder 21st Century Growth Portfolio.......................    $146       $179       $242       $354
Scudder Capital Growth Portfolio............................    $140       $160       $208       $287
Scudder Global Discovery Portfolio..........................    $146       $181       $245       $360
Scudder Growth and Income Portfolio.........................    $140       $162       $211       $293
Scudder Health Sciences Portfolio...........................    $144       $173       $231       $333
Scudder International Portfolio.............................    $144       $174       $234       $338
Scudder Aggressive Growth Portfolio.........................    $143       $170       $227       $324
Scudder Blue Chip Portfolio.................................    $142       $166       $218       $307
Scudder Contrarian Value Portfolio..........................    $142       $169       $223       $317
Scudder Global Blue Chip Portfolio..........................    $145       $177       $238       $347
Scudder Government Securities Portfolio.....................    $141       $163       $213       $298
Scudder Growth Portfolio....................................    $141       $164       $215       $301
Scudder High Income Portfolio...............................    $142       $166       $218       $308
Scudder International Select Equity Portfolio...............    $144       $172       $230       $330
Scudder Investment Grade Bond Portfolio.....................    $141       $164       $215       $302
Scudder Money Market Portfolio..............................    $140       $162       $211       $292
Scudder Small Cap Growth Portfolio..........................    $141       $165       $217       $306
Scudder Technology Growth Portfolio.........................    $143       $169       $224       $319
Scudder Total Return Portfolio..............................    $141       $163       $212       $296
SVS Davis Venture Value Portfolio...........................    $145       $177       $238       $347
SVS Dreman Financial Services Portfolio.....................    $143       $170       $227       $324
SVS Dreman High Return Equity Portfolio.....................    $143       $169       $225       $320
SVS Dreman Small Cap Value Portfolio........................    $142       $169       $223       $317
SVS Eagle Focused Large Cap Growth Portfolio................    $146       $178       $240       $351
SVS Focus Value+Growth Portfolio............................    $142       $169       $223       $317
SVS Index 500 Portfolio.....................................    $140       $162       $211       $292
SVS INVESCO Dynamic Growth Portfolio........................    $147       $183       $249       $368
SVS Janus Growth And Income Portfolio.......................    $145       $176       $236       $343
SVS Janus Growth Opportunities Portfolio....................    $145       $178       $239       $349
SVS MFS Strategic Value Portfolio...........................    $146       $179       $241       $353
SVS Oak Strategic Equity Portfolio..........................    $146       $179       $241       $353
SVS Turner Mid Cap Growth Portfolio.........................    $147       $183       $249       $368

(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Annual Step-Up with 7% Roll-Up EDB Rider (Form 3313-02 with a charge of 0.50% annually) and the Enhanced Earnings Rider (charge of 0.30% annually) -- Total Rider charges will be reduced by .05% when both the EER and this EDB Rider are in effect simultaneously (in this example, therefore, total rider charges will equal 0.75%):

WITH SURRENDER CHARGE                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                         --------   --------   --------   --------
Alger American Balanced Portfolio...........................    $150       $191       $263       $396
Alger American Leveraged AllCap Portfolio...................    $150       $193       $267       $403
Credit Suisse Trust Emerging Markets Portfolio..............    $152       $199       $277       $424
Credit Suisse Trust Global Post-Venture Capital Portfolio...    $152       $199       $277       $424
Dreyfus IP MidCap Stock Portfolio...........................    $149       $188       $259       $387
Dreyfus Socially Responsible Growth Fund, Inc...............    $150       $191       $263       $396
INVESCO VIF Utilities Fund..................................    $150       $192       $266       $401
Scudder 21st Century Growth Portfolio.......................    $153       $200       $277       $425
Scudder Capital Growth Portfolio............................    $147       $181       $246       $363
Scudder Global Discovery Portfolio..........................    $153       $201       $280       $430
Scudder Growth and Income Portfolio.........................    $147       $183       $249       $369
Scudder Health Sciences Portfolio...........................    $151       $194       $268       $406
Scudder International Portfolio.............................    $151       $195       $270       $410
Scudder Aggressive Growth Portfolio.........................    $150       $191       $264       $397
Scudder Blue Chip Portfolio.................................    $148       $187       $256       $381
Scudder Contrarian Value Portfolio..........................    $149       $189       $261       $391
Scudder Global Blue Chip Portfolio..........................    $152       $198       $274       $419
Scudder Government Securities Portfolio.....................    $148       $184       $251       $373
Scudder Growth Portfolio....................................    $148       $185       $253       $376
Scudder High Income Portfolio...............................    $148       $187       $256       $382
Scudder International Select Equity Portfolio...............    $150       $193       $267       $403
Scudder Investment Grade Bond Portfolio.....................    $148       $185       $253       $377
Scudder Money Market Portfolio..............................    $147       $183       $249       $368
Scudder Small Cap Growth Portfolio..........................    $148       $186       $255       $380
Scudder Technology Growth Portfolio.........................    $149       $190       $262       $393
Scudder Total Return Portfolio..............................    $147       $184       $250       $371
SVS Davis Venture Value Portfolio...........................    $152       $198       $274       $419
SVS Dreman Financial Services Portfolio.....................    $150       $191       $264       $397
SVS Dreman High Return Equity Portfolio.....................    $150       $190       $262       $394
SVS Dreman Small Cap Value Portfolio........................    $149       $189       $261       $391
SVS Eagle Focused Large Cap Growth Portfolio................    $152       $199       $276       $422
SVS Focus Value+Growth Portfolio............................    $149       $189       $261       $391
SVS Index 500 Portfolio.....................................    $147       $183       $249       $368
SVS INVESCO Dynamic Growth Portfolio........................    $154       $203       $283       $437
SVS Janus Growth And Income Portfolio.......................    $152       $197       $272       $415
SVS Janus Growth Opportunities Portfolio....................    $152       $198       $275       $420
SVS MFS Strategic Value Portfolio...........................    $152       $199       $277       $424
SVS Oak Strategic Equity Portfolio..........................    $152       $199       $277       $424
SVS Turner Mid Cap Growth Portfolio.........................    $154       $203       $283       $437

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders:

WITHOUT SURRENDER CHARGE                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                      --------   --------   --------   --------
Alger American Balanced Portfolio...........................    $29        $ 88       $151       $323
Alger American Leveraged AllCap Portfolio...................    $30        $ 91       $155       $330
Credit Suisse Trust Emerging Markets Portfolio..............    $32        $ 98       $166       $353
Credit Suisse Trust Global Post-Venture Capital Portfolio...    $32        $ 98       $166       $353
Dreyfus IP MidCap Stock Portfolio...........................    $28        $ 85       $146       $313
Dreyfus Socially Responsible Growth Fund, Inc...............    $29        $ 88       $151       $322
INVESCO VIF Utilities Fund..................................    $29        $ 90       $154       $328
Scudder 21st Century Growth Portfolio.......................    $32        $ 98       $167       $354
Scudder Capital Growth Portfolio............................    $25        $ 78       $133       $287
Scudder Global Discovery Portfolio..........................    $33        $100       $170       $360
Scudder Growth and Income Portfolio.........................    $26        $ 79       $136       $293
Scudder Health Sciences Portfolio...........................    $30        $ 92       $156       $333
Scudder International Portfolio.............................    $30        $ 93       $159       $338
Scudder Aggressive Growth Portfolio.........................    $29        $ 89       $152       $324
Scudder Blue Chip Portfolio.................................    $27        $ 83       $143       $307
Scudder Contrarian Value Portfolio..........................    $28        $ 87       $148       $317
Scudder Global Blue Chip Portfolio..........................    $31        $ 96       $163       $347
Scudder Government Securities Portfolio.....................    $26        $ 81       $138       $298
Scudder Growth Portfolio....................................    $27        $ 82       $140       $301
Scudder High Income Portfolio...............................    $27        $ 84       $143       $308
Scudder International Select Equity Portfolio...............    $30        $ 91       $155       $330
Scudder Investment Grade Bond Portfolio.....................    $27        $ 82       $140       $302
Scudder Money Market Portfolio..............................    $26        $ 79       $136       $292
Scudder Small Cap Growth Portfolio..........................    $27        $ 83       $142       $306
Scudder Technology Growth Portfolio.........................    $28        $ 87       $149       $319
Scudder Total Return Portfolio..............................    $26        $ 80       $137       $296
SVS Davis Venture Value Portfolio...........................    $31        $ 96       $163       $347
SVS Dreman Financial Services Portfolio.....................    $29        $ 89       $152       $324
SVS Dreman High Return Equity Portfolio.....................    $29        $ 87       $150       $320
SVS Dreman Small Cap Value Portfolio........................    $28        $ 87       $148       $317
SVS Eagle Focused Large Cap Growth Portfolio................    $32        $ 97       $165       $351
SVS Focus Value+Growth Portfolio............................    $28        $ 87       $148       $317
SVS Index 500 Portfolio.....................................    $26        $ 79       $136       $292
SVS INVESCO Dynamic Growth Portfolio........................    $33        $102       $174       $368
SVS Janus Growth And Income Portfolio.......................    $31        $ 95       $161       $343
SVS Janus Growth Opportunities Portfolio....................    $32        $ 96       $164       $349
SVS MFS Strategic Value Portfolio...........................    $32        $ 98       $166       $353
SVS Oak Strategic Equity Portfolio..........................    $32        $ 98       $166       $353
SVS Turner Mid Cap Growth Portfolio.........................    $33        $102       $174       $368

*The Contract Fee is not deducted when the Contract is annuitized or during the payout phase. No surrender charges are deducted when the Contract is annuitized under any of the available annuity payout options.

(2)(b) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,** you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Annual Step-Up with 7% Roll-Up EDB Rider (Form 3313-02 with a charge of 0.50% annually) and the Enhanced Earnings Rider (charge of 0.30% annually) -- Total Rider charges will be reduced by .05% when both the EER and this EDB Rider are in effect simultaneously (in this example, therefore, total rider charges will equal 0.75%):

WITHOUT SURRENDER CHARGE                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                      --------   --------   --------   --------
Alger American Balanced Portfolio...........................    $37        $111       $189       $396
Alger American Leveraged AllCap Portfolio...................    $37        $113       $192       $403
Credit Suisse Trust Emerging Markets Portfolio..............    $40        $120       $204       $424
Credit Suisse Trust Global Post-Venture Capital Portfolio...    $40        $120       $204       $424
Dreyfus IP MidCap Stock Portfolio...........................    $36        $108       $184       $387
Dreyfus Socially Responsible Growth Fund, Inc...............    $36        $111       $188       $396
INVESCO VIF Utilities Fund..................................    $37        $113       $191       $401
Scudder 21st Century Growth Portfolio.......................    $40        $121       $204       $425
Scudder Capital Growth Portfolio............................    $33        $101       $171       $363
Scudder Global Discovery Portfolio..........................    $40        $123       $207       $430
Scudder Growth and Income Portfolio.........................    $34        $103       $174       $369
Scudder Health Sciences Portfolio...........................    $38        $114       $194       $406
Scudder International Portfolio.............................    $38        $116       $196       $410
Scudder Aggressive Growth Portfolio.........................    $37        $112       $189       $397
Scudder Blue Chip Portfolio.................................    $35        $107       $181       $381
Scudder Contrarian Value Portfolio..........................    $36        $110       $186       $391
Scudder Global Blue Chip Portfolio..........................    $39        $119       $201       $419
Scudder Government Securities Portfolio.....................    $34        $104       $176       $373
Scudder Growth Portfolio....................................    $34        $105       $178       $376
Scudder High Income Portfolio...............................    $35        $107       $181       $382
Scudder International Select Equity Portfolio...............    $37        $113       $192       $403
Scudder Investment Grade Bond Portfolio.....................    $34        $105       $178       $377
Scudder Money Market Portfolio..............................    $32        $102       $174       $368
Scudder Small Cap Growth Portfolio..........................    $35        $106       $180       $380
Scudder Technology Growth Portfolio.........................    $36        $110       $187       $393
Scudder Total Return Portfolio..............................    $34        $103       $175       $371
SVS Davis Venture Value Portfolio...........................    $39        $119       $201       $419
SVS Dreman Financial Services Portfolio.....................    $37        $112       $189       $397
SVS Dreman High Return Equity Portfolio.....................    $36        $110       $187       $394
SVS Dreman Small Cap Value Portfolio........................    $36        $110       $186       $391
SVS Eagle Focused Large Cap Growth Portfolio................    $39        $120       $203       $422
SVS Focus Value+Growth Portfolio............................    $36        $110       $186       $391
SVS Index 500 Portfolio.....................................    $33        $102       $174       $368
SVS INVESCO Dynamic Growth Portfolio........................    $41        $125       $211       $437
SVS Janus Growth And Income Portfolio.......................    $39        $117       $199       $415
SVS Janus Growth Opportunities Portfolio....................    $39        $119       $202       $420
SVS MFS Strategic Value Portfolio...........................    $40        $120       $204       $424
SVS Oak Strategic Equity Portfolio..........................    $40        $120       $204       $424
SVS Turner Mid Cap Growth Portfolio.........................    $41        $125       $211       $437

**The Contract Fee is not deducted when the Contract is annuitized or during the payout phase. No surrender charges are deducted when the Contract is annuitized under any of the available annuity payout options.

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE SCUDDER GATEWAY PLUS II VARIABLE ANNUITY?

The Scudder Gateway Plus II variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased prior to the 86th birthday of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - 2 Alger Portfolios, 2 Credit Suisse Trust Portfolios; 1 Dreyfus Investment Portfolio, 1 Dreyfus Socially Responsible Growth Fund, Inc. Portfolio, 1 INVESCO VIF Portfolio, and 32 Scudder Portfolios;

    - a Fixed Account;

    - Guarantee Period Accounts;

    - two Bonuses:

       - a Payment Credit, equal to a certain percentage of your payment, added to the Contract's Accumulated Value as soon as each payment is applied. The percentage is 4% for payments made prior to the first contract anniversary and 2% for payments made thereafter and

       - A Value Enhancement, equal to 2% of the Accumulated Value, added to the Contract's Accumulated Value on every 5th contract anniversary;

    - experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account (collectively the "investment options"). You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHEN DO I RECEIVE A BONUS?

There are two bonus enhancement features available during the accumulation phase, Payment Credits and Value Enhancements.

Each time you make a payment, the Company will allocate a Payment Credit equal to a certain percentage of your payment to your Contract. The percentage is 4% for payments made prior to the first contract anniversary and 2% for payments made thereafter. See "PAYMENT CREDITS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

If the oldest Owner (or oldest Annuitant, if the Owner is a non-natural person) is under age 76 on the Issue Date, the Company will allocate a Value Enhancement equal to 2% of the Accumulated Value on every fifth contract anniversary to your Contract. See "VALUE ENHANCEMENTS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

DO I ALWAYS GET TO KEEP THE BONUS?

No. The Company may recapture all or a portion of any Payment Credit(s) if certain events (cancellation, surrender, withdrawal, or death) occur prior to the first contract anniversary. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. The Company will not recapture any Payment Credit(s) as a result of events that occur on or after the first contract anniversary.

The Company will not recapture any Value Enhancement(s) at any time.

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date and you did not elect an Enhanced Death Benefit Rider at issue, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) For a discussion of the available Enhanced Death Benefit Riders see APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS. In addition, if you elected the optional Enhanced Earnings Rider at issue, additional amounts may be payable to your beneficiary. For a detailed discussion of the benefits under the Enhanced Earnings Rider, see APPENDIX C -- OPTIONAL ENHANCED EARNINGS RIDER.

If you or a joint Owner (or Annuitant, if the Owner is a non-natural person) die prior to the first contract anniversary, the Death Benefit may include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin; and

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Portfolios, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.

You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon the annuity option selected. For more information, see "WITHDRAWALS AFTER THE ANNUITY DATE" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for Contracts issued in all jurisdictions except New York) or First Allmerica Financial Life Insurance Company (for contracts issued in New York). Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments), and

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. If the Contract has joint Owners, the surviving joint Owner is the beneficiary. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the accumulation phase, you may make additional payments. Total payments under the Contract cannot exceed $2,000,000 without the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $10,000 minimum for your initial payment and a $50 minimum for any additional payments. A lower initial payment may be permitted where monthly payments are being forwarded directly from a financial institution. A minimum of $1,000 is required to establish a Guarantee Period Account, unless otherwise required by law.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Portfolios, the Guarantee Period Accounts, and the Fixed Account.

THE VARIABLE ACCOUNT. You have the choice of Sub-Accounts investing in the following Underlying Portfolios:

THE ALGER AMERICAN FUND (CLASS S)                             SCUDDER VARIABLE SERIES II (CLASS B)
Alger American Balanced Portfolio                             Scudder Aggressive Growth Portfolio
Alger American Leveraged AllCap Portfolio                     Scudder Blue Chip Portfolio
                                                              Scudder Contrarian Value Portfolio
CREDIT SUISSE TRUST                                           Scudder Global Blue Chip Portfolio
Credit Suisse Trust Emerging Markets Portfolio                Scudder Government Securities Portfolio
Credit Suisse Trust Global Post-Venture Capital Portfolio     Scudder Growth Portfolio
                                                              Scudder High Income Portfolio
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)                Scudder International Select Equity Portfolio
Dreyfus IP MidCap Stock Portfolio                             Scudder Investment Grade Bond Portfolio
                                                              Scudder Money Market Portfolio
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (SERVICE   Scudder Small Cap Growth Portfolio
SHARES)                                                       Scudder Technology Growth Portfolio
Dreyfus Socially Responsible Growth Fund, Inc.                Scudder Total Return Portfolio
                                                              SVS Davis Venture Value Portfolio
INVESCO VARIABLE INVESTMENT FUNDS, INC.                       SVS Dreman Financial Services Portfolio
INVESCO VIF Utilities Fund                                    SVS Dreman High Return Equity Portfolio
                                                              SVS Dreman Small Cap Value Portfolio
SCUDDER VARIABLE SERIES I (CLASS B)                           SVS Eagle Focused Large Cap Growth Portfolio
Scudder 21st Century Growth Portfolio                         SVS Focus Value+Growth Portfolio
Scudder Capital Growth Portfolio                              SVS Index 500 Portfolio
Scudder Global Discovery Portfolio                            SVS INVESCO Dynamic Growth Portfolio
Scudder Growth and Income Portfolio                           SVS Janus Growth And Income Portfolio
Scudder Health Sciences Portfolio                             SVS Janus Growth Opportunities Portfolio
Scudder International Portfolio                               SVS MFS Strategic Value Portfolio
                                                              SVS Oak Strategic Equity Portfolio
                                                              SVS Turner Mid Cap Growth Portfolio

Each Underlying Portfolio operates pursuant to different investment objectives, and this range of investment options enables you to allocate your money among the Underlying Portfolios to meet your particular investment needs. For a more detailed description of the Underlying Portfolios, see INVESTMENT OBJECTIVES AND POLICIES.

SOME OF THE SUB-ACCOUNTS MAY NOT BE AVAILABLE IN ALL STATES.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

Deutsche Investment Management Americas Inc. ("DeIM") is the investment manager of the Guarantee Period Accounts pursuant to an investment advisory agreement between the Company and DeIM.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Portfolios, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "TRANSFER PRIVILEGE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "TRANSFERS OF ANNUITY UNITS" under ANNUITIZATION -- THE PAY-OUT PHASE.

The first 12 transfers in a Contract Year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract Year, the Company does not currently charge, but reserves the right to assess a processing charge guaranteed not to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract Year. Each subsequent automatic transfer or rebalancing under that request in the same or a subsequent Contract Year is without charge and does not reduce the remaining number of transfers which may be made free of charge.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2.

Each calendar year, you can withdraw without a surrender charge the Withdrawal Without Surrender Charge Amount. The Withdrawal Without Surrender Charge Amount in each calendar year will be the greater of:

    (1) 15% of the Gross Payment Base. When the first withdrawal is taken, the Gross Payment Base is equal to total payments made to the Contract. When subsequent withdrawals are taken, the Gross Payment Base may reduce; or

    (2) for Qualified Contracts and contracts funding employer-sponsored Internal Revenue Code Section 457 plans, an amount equal to the Life Expectancy Distribution ("LED") benefit available under the Company's then current LED rules.

For more details, please see CHARGES AND DEDUCTIONS, "SURRENDER CHARGE."

In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued:

    - you become disabled before you attain age 65; or

    - you are diagnosed with a fatal illness or are confined in a medical care facility for the later of 90 consecutive days or one year after the Issue Date.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to a surrender charge. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period. If, prior to the first contract anniversary, a withdrawal, subject to a surrender charge, is taken or the contract is surrendered and a surrender charge applies, the amount withdrawn will include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I CANCEL THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover page of your Contract. See "RIGHT TO CANCEL" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE for a description of the amount paid upon cancellation.

If the contract is cancelled and the amount payable is based on the Accumulated Value, the refund amount will include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

                DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT
                    AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANY. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 2001, Allmerica Financial had over $17.9 billion in assets and over $26.9 billion of life insurance in force. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica"), organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2001, First Allmerica and its subsidiaries had over $24.3 billion in combined assets and over $38.1 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both Companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT. The Company maintains a separate account called Separate Account KG (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of the Board of Directors of the Company on June 13, 1996 and the Variable Account of First Allmerica was authorized by vote of the Board of Directors of the Company on August 20, 1991. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains, or capital losses of the Company. Obligations under the Contracts are obligations of the Company. Under Delaware law and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying portfolios which are not available to the Contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

THE ALGER AMERICAN FUND. The Alger American Fund ("Alger") was established as a Massachusetts business trust on April 6, 1988. Fred Alger Management, Inc. is the investment manager of The Alger American Fund, which includes the Alger American Balanced and Alger American Leveraged AllCap Portfolios. Fred Alger Management, Inc. is located at 111 Fifth Avenue, New York, NY 10003.

CREDIT SUISSE TRUST. Credit Suisse Trust is an open-end, management investment company registered with the SEC. It was organized as a Massachusetts business trust on March 15, 1995. Credit Suisse Asset Management, LLC ("CSAM") is the investment adviser of the Credit Suisse Trust. Abbott Capital Management, LLC ("Abbott") serves as sub-investment adviser for the Credit Suisse Trust Global Post-Venture Capital Portfolio with respect to the Portfolio's investments in private-equity portfolios.

DREYFUS INVESTMENT PORTFOLIOS. The Dreyfus Investment Portfolios ("Dreyfus IP") is a Massachusetts business trust that commenced operations on May 1, 1998. The Dreyfus Corporation is the investment adviser to the Dreyfus Investment Portfolios. The Dreyfus Corporation is located at 200 Park Avenue, New York, NY 10166.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund, Inc.") was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. It is registered with the SEC as an open-end, diversified, management investment company. The Dreyfus Corporation serves as the investment adviser to the Dreyfus Socially Responsible Growth Fund, Inc. NCM Capital Management Group Inc. serves as a sub-investment advisor. The Dreyfus Corporation is located at 200 Park Avenue, New York, NY 10166.

INVESCO VARIABLE INVESTMENT FUNDS, INC.  INVESCO Variable Investment
Funds, Inc. ("INVESCO VIF") is an open-end, diversified, no-load management investment company which was incorporated under the laws of Maryland on August 19, 1993. The investment adviser to the INVESCO VIF Utilities Fund is INVESCO Funds Group, Inc.

SCUDDER VARIABLE SERIES I. Scudder Variable Series I ("Scudder I") is an open-end, diversified management investment company established as a Massachusetts business trust on March 15, 1985, and registered with the SEC under the 1940 Act. Deutsche Investment Management Americas Inc. serves as the investment adviser of Scudder I.

SCUDDER VARIABLE SERIES II. Scudder Variable Series II ("Scudder II"), is a series-type mutual fund registered with the SEC as an open-end, management investment company. Registration of Scudder II does not involve supervision of its management, investment practices or policies by the SEC. Scudder II is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of Scudder II are sold only to insurance company separate accounts. Deutsche Investment Management Americas Inc. serves as the investment adviser of Scudder II.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Portfolios is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING PORTFOLIOS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS. PLEASE READ THEM CAREFULLY BEFORE INVESTING. Also, the Statements of Additional Information ("SAI") for the Underlying Portfolios are available upon request. There can be no assurance that the investment objectives of the Underlying Portfolios can be achieved or that the value of the Contract will equal or exceed the aggregate amount of payments made under the Contract.

THE ALGER AMERICAN FUND (CLASS S):

ALGER AMERICAN BALANCED PORTFOLIO -- seeks current income and long-term capital appreciation. The Portfolio focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation. Under normal circumstances, the Portfolio invests in common stocks and fixed-income securities, which include commercial paper and bonds rated within the 4 highest rating categories by an established rating agency or if not rated, which are determined by the Manager to be of comparable quality. Ordinarily, at least 24% of the Portfolio's net assets are invested in fixed-income securities.

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO -- seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

CREDIT SUISSE TRUST:

CREDIT SUISSE TRUST EMERGING MARKETS PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests in equity securities of companies located in or conducting a majority of their business in emerging markets.

CREDIT SUISSE TRUST GLOBAL POST-VENTURE CAPITAL PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests primarily in equity securities of U.S. and foreign companies considered to be in their post-venture capital stage of development.

DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES):

DREYFUS IP MIDCAP STOCK PORTFOLIO -- seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index. To pursue this goal the portfolio invests at least 80% of its assets in midcap stocks. Midcap stocks are defined as those with market capitalizations between $200 million and $10 billion at the time of purchase.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (SERVICE SHARES):

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. -- seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests in at least 80% of its assets in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

INVESCO VARIABLE INVESTMENT FUNDS, INC.:

INVESCO VIF UTILITIES FUND -- seeks capital growth. It also seeks current income.

SCUDDER VARIABLE SERIES I (CLASS B):

SCUDDER 21ST CENTURY GROWTH PORTFOLIO -- pursues long-term growth of capital by investing primarily in equity securities issued by emerging growth companies.

SCUDDER CAPITAL GROWTH PORTFOLIO -- seeks to maximize long-term capital growth through a broad and flexible investment program.

SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

SCUDDER GROWTH AND INCOME PORTFOLIO -- seeks long-term growth of capital, current income and growth of income.

SCUDDER HEALTH SCIENCES PORTFOLIO -- seeks long-term growth of capital by investing at least 80% of total assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the health care sector.

SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments

SCUDDER VARIABLE SERIES II (CLASS B):

SCUDDER AGGRESSIVE GROWTH PORTFOLIO -- seeks capital appreciation through the use of aggressive investment techniques.

SCUDDER BLUE CHIP PORTFOLIO -- seeks growth of capital and income.

SCUDDER CONTRARIAN VALUE PORTFOLIO -- seeks to achieve a high rate of total return.

SCUDDER GLOBAL BLUE CHIP PORTFOLIO -- seeks long-term growth of capital.

SCUDDER GOVERNMENT SECURITIES PORTFOLIO -- seeks high current return consistent with preservation of capital.

SCUDDER GROWTH PORTFOLIO -- seeks maximum appreciation of capital.

SCUDDER HIGH INCOME PORTFOLIO -- seeks to provide a high level of current income.

SCUDDER INTERNATIONAL SELECT EQUITY PORTFOLIO -- seeks capital appreciation. This Portfolio was formerly known as the Scudder International Research Portfolio.

SCUDDER INVESTMENT GRADE BOND PORTFOLIO -- seeks high current income.

SCUDDER MONEY MARKET PORTFOLIO -- seeks maximum current income to the extent consistent with stability of principal.

SCUDDER SMALL CAP GROWTH PORTFOLIO -- seeks maximum appreciation of investors' capital.

SCUDDER TECHNOLOGY GROWTH PORTFOLIO -- seeks growth of capital.

SCUDDER TOTAL RETURN PORTFOLIO -- seeks a high total return, a combination of income and capital appreciation.

SVS DAVIS VENTURE VALUE PORTFOLIO -- seeks growth of capital.

SVS DREMAN FINANCIAL SERVICES PORTFOLIO -- seeks to provide long-term capital appreciation.

SVS DREMAN HIGH RETURN EQUITY PORTFOLIO -- seeks to achieve a high rate of total return.

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SVS DREMAN SMALL CAP VALUE PORTFOLIO -- seeks long-term capital appreciation.
The Fund was formerly known as Scudder Small Cap Value Portfolio.

SVS EAGLE FOCUSED LARGE CAP GROWTH PORTFOLIO -- seeks growth through long-term capital appreciation.

SVS FOCUS VALUE+GROWTH PORTFOLIO -- seeks growth of capital through a portfolio of growth and value stocks. A secondary objective is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

SVS INDEX 500 PORTFOLIO* -- seeks returns that, before expenses, corresponds to the total return of U.S. common stocks as represented by the Standard & Poor's 500 Composite Stock Price Index, (the "S&P 500 Index").

SVS INVESCO DYNAMIC GROWTH PORTFOLIO -- seeks long-term capital growth.

SVS JANUS GROWTH AND INCOME PORTFOLIO -- seeks long-term capital growth and current income.

SVS JANUS GROWTH OPPORTUNITIES PORTFOLIO -- seeks long-term growth of capital in a manner consistent with the preservation of capital.

SVS MFS STRATEGIC VALUE PORTFOLIO -- seeks to provide capital appreciation.

SVS OAK STRATEGIC EQUITY PORTFOLIO -- seeks long-term capital growth.

SVS TURNER MID CAP GROWTH PORTFOLIO -- seeks capital appreciation.

Certain Underlying Portfolios have investment objectives and/or policies similar to those of other Underlying Portfolios. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Portfolio prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

If there is a material change in the investment policy of a Sub-Account or the Underlying Portfolio in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or (2) the receipt of the notice of the Owner's right to transfer.

* "Standard & Poor's-Registered Trademark-," "S&P-Registered Trademark-"
  "S&P 500-Registered Trademark-," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc., and have been licensed for use by Deutsche Investment Management Americas Inc. The SVS Index 500 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund. Additional information may be found in the fund's Statement of Additional Information.

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                            PERFORMANCE INFORMATION

This Contract was first offered to the public in 2002. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise total return and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence (See Tables 1A, 1B) and (2) the periods that the Underlying Funds have been in existence. (See Tables 2A and 2B). Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither set of tables include optional Rider charges and neither set reflects the Bonuses. All performance tables referenced in this section may be found in the SAI. Both total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Scudder Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Portfolio other than the Scudder Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period.

The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

For more detailed information about performance calculations, including actual formulas, see the SAI.

Quotations of average annual total return as shown in Table 1A are calculated in the standardized manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.60%, the effect of the $35 annual Contract fee, the Underlying Portfolio charges and the surrender charge, which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that they do not reflect the Contract fee and assume that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B in the SAI is calculated in exactly the same manner as that in Tables 1A and 1B; however, the period of time is based on the Underlying Portfolio's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Portfolio was actually in existence throughout

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the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING PORTFOLIO IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

    (1) the Standard & Poor's 500 Composite Stock Price Index (S&P 500), Dow Jones Industrial Average (DJIA), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

    (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

    (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

ISSUE REQUIREMENTS

The latest Issue Date is the day prior to the 86th birthday of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements. The Company reserves the right to reject an application or request to issue a Contract. Any such rejection will not discriminate unfairly among purchasers.

PAYMENTS

Throughout this prospectus, the terms "payment(s)" (and "gross payment(s)") refer solely to monies the Owner submits to the Company to be applied to the Contract. These terms do not include any Payment Credits or Value Enhancements allocated to the Contract by the Company. Payments may be made to the Contract at any time prior to the Annuity Date and prior to the death of an Owner, subject to certain minimums:

    - Currently, the initial payment must be at least $10,000. A lower minimum amount may be permitted if monthly automatic payments are being forwarded directly from a financial institution.

    - Each subsequent payment must be at least $50.

    - The minimum allocation to a Guarantee Period Account is $1,000, unless otherwise required by law. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Scudder Money Market Portfolio.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments unless changed.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

This Contract is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Portfolio. These and similar activities may adversely affect an Underlying Portfolio's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Owners. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not purchase this Contract.

In order to prevent "market timing" activities that may harm or disadvantage other Owners, the Company may (a) reject or restrict any specific payment and transfer request and (b) impose specific limitations with respect to market timers, including restricting transfers by market timers to certain Underlying Portfolios. In addition, some of the Underlying Portfolios have reserved the right to temporarily or permanently refuse payments or transfer requests from the Company if, in the judgment of the Underlying Portfolio's investment adviser, the Underlying Portfolio would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, the Company may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to law, the Company reserves the right to impose, without prior notice, restrictions on allocations and transfers that it determines, in its sole discretion, will disadvantage or potentially hurt the rights or interests of other Owners. If any of these actions are taken, the Company will notify the market timer of the action by telephone and/or in writing as soon as practicable. Subsequent transfers will be allowed only if they comply with the Company's then-current rules restricting transfer activity by market timers.

PAYMENT CREDITS

Payment Credits are one of the two types of Bonuses available during the accumulation phase. For a discussion of the other type of Bonus, Value Enhancements, see "VALUE ENHANCEMENTS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. Bonuses are not considered to be "investment in the contract" for income tax purposes. (See FEDERAL TAX CONSIDERATIONS).

The Company uses a portion of the mortality and expense risk charge and surrender charge to help recover the expenses associated with the Bonuses. See CHARGES AND DEDUCTIONS. Under certain circumstances (such as a period of poor market performance) a contract without a bonus may provide greater values than this Contract, which contains Bonuses. In addition, due to the generally larger surrender charge for a contract with a bonus, an annuity contract without a bonus may provide greater values upon surrender than a Contract that contains a bonus. You should consider these possibilities before purchasing the Contract.

The Payment Credit is funded from the Company's General Account and is equal to a certain percentage of each payment received. The percentage is 4% for payments made prior to the first contract anniversary and 2% for payments made thereafter.

A Payment Credit will be added to the Contract's Accumulated Value. Each Payment Credit is immediately allocated among the investment options in the same proportion as the applicable payment.

For an understanding of when the Company may recapture Payment Credits, see "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

PAYMENT CREDIT RECAPTURE

Prior to the Annuity Date, the Company recaptures all or a portion of any Payment Credits (the "Payment Credit Recapture Amount") in certain circumstances. The Owner receives any gains and bears any losses attributable to the Payment Credits that are recaptured.

All Payment Credits are recaptured in the following circumstances:

    - Cancellation: If the contract is cancelled, then refund amounts based on the Accumulated Value of the contract, if applicable, will be reduced by the Payment Credit Recapture Amount.

    - Death: If certain deaths occur, then death benefit values based on the Accumulated Value of the contract (on the Valuation Date that the Company receives both the death certificate and all necessary claim paperwork) will be reduced by the Payment Credit Recapture Amount. This recapture occurs when the following is true:

       - the Owner (or the first of either joint Owner or an Annuitant, if the Owner is a non-natural person) dies AND

       - such death occurs PRIOR TO the first contract anniversary AND

       - the contract is not continued by a spouse. See "THE SPOUSE OF THE OWNER AS BENEFICIARY" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

  In the above situations, the Payment Credit Recapture Amount is equal to total Payment Credits that have not been previously recaptured.

A portion of all Payment Credits is recaptured in the following circumstance:

    - Withdrawal: If a withdrawal subject to a surrender charge is taken PRIOR TO the first contract anniversary.

    - Surrender: If the contract is surrendered PRIOR TO the first contract anniversary and a surrender charge applies.

  In the above situations, the Payment Credit Recapture Amount is calculated by multiplying the recapture percentage, which is 4%, to payments subject to a surrender charge that are withdrawn or surrendered. For example, assume a $2,000 withdrawal is taken. If $1,000 of the $2,000 withdrawal is subject to a surrender charge, then the amount recaptured is determined by multiplying $1,000 by 4%. Thus, the Company will recaptured $40 (or $1,000 times 4%.) In contrast, if the $2000 withdrawal was not subject to a surrender charge, then the Company will not recapture Payment Credits.

  IF A WITHDRAWAL OR SURRENDER IS NOT SUBJECT TO A SURRENDER CHARGE, THEN THE COMPANY WILL NOT RECAPTURE PAYMENT CREDITS.

  The Payment Credit Recapture Amount will first be considered withdrawn on a first-in, first-out basis from payments not previously withdrawn. These amounts will be then be considered withdrawn from Cumulative Earnings. The Payment Credit Recapture Amount will be deducted from the amount remaining in the Contract.

The Company has applied to the SEC for an exemptive order permitting the recapture of Payment Credits. The Company cannot be sure that the SEC will grant this order. If it is not granted, the Company will not recapture Payment Credits. If it is granted, the Company will recapture Payment Credits in the manner described above.

COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

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The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment, Payment Credit and Value Enhancement allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment, Payment Credit and Value Enhancement will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Portfolios. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting the sum of (3), (4) and (5) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 1.45% on an annual basis of the daily value of the Sub-Account's assets;

    (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets; and

    (5) is a charge equal to .25% on an annual basis if an optional rider is elected (for New York Contracts only).

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

VALUE ENHANCEMENT

Value Enhancements are one of the two types of Bonuses available during the accumulation phase. For a discussion of the other type of Bonus, Payment Credits, see "PAYMENT CREDITS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. Bonuses are not considered to be "investment in the contract" for income tax purposes. (See FEDERAL TAX CONSIDERATIONS).

The Company uses a portion of the mortality and expense risk charge and surrender charge to help recover the expenses associated with the Bonuses. See CHARGES AND DEDUCTIONS. Under certain circumstances (such as a period of poor market performance) a contract without a bonus may provide greater values than this

Contract, which contains Bonuses. In addition, due to the generally larger surrender charge for a contract with a bonus, an annuity contract without a bonus may provide greater values upon surrender than a Contract that contains a bonus. You should consider these possibilities before purchasing the Contract.

The Value Enhancement is funded from the Company's General Account. If the oldest Owner (or oldest Annuitant, if the Owner is a non-natural person) is under age 76 on the Issue Date, you will receive a Value Enhancement equal to 2% of the Accumulated Value on every fifth contract anniversary. The Company will not credit a Value Enhancement after the death of an Owner (or the first of either joint Owner or an Annuitant, if the Owner is a non-natural person), if the contract is not continued by a spouse. See "THE SPOUSE OF THE OWNER AS BENEFICIARY" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

A Value Enhancement will be added to the Contract's Accumulated Value. Each Value Enhancement will be immediately invested pro-rata. However, the portion of each Value Enhancement that would have been credited to a Guarantee Period Account (if applicable) as a result of this pro-rata allocation will be credited to the Scudder Money Market Sub-Account.

For an understanding of when the Company may recapture Value Enhancements, see "VALUE ENHANCEMENT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

VALUE ENHANCEMENT RECAPTURE

The Company will not recapture any Value Enhancement(s) at any time.

RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees, and minus the Payment Credit Recapture Amount. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will generally provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of (a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees, and minus the Payment Credit Recapture Amount. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

In some states, when the Contract is purchased to replace an existing life or annuity contract ("replacement") the period of time during which the Owner may cancel the Contract is longer and the amount payable may be different. For example, in order to comply with New York regulations concerning replacements, an Owner who purchases the Contract in New York as a replacement may cancel within 60 days after receipt. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office or to one of its authorized representatives. The Company will refund an amount equal to the Accumulated Value, plus all fees and charges and minus the Payment Credit Recapture Amount. The Contract will be void from the beginning. If the contract was purchased as an IRA and the contract is returned within the first 10 days (of this 60-day period), gross payments will be refunded.

                                       34
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The liability of the Variable Account under this provision is limited to the
Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

TELEPHONE TRANSACTIONS PRIVILEGE

In most states, you, or anyone you authorize, may initiate transactions over the telephone, unless you notify the Company of your election not to have this privilege. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded. The Company reserves the right to modify or discontinue this privilege at any time without prior notice.

The Company cannot guarantee that you, or any other person you authorize, will always be able to reach us to complete a telephone transaction. Under these circumstances, you should submit your request in writing or other form acceptable to us.

TRANSFER PRIVILEGE

Prior to the Annuity Date and subject to the market timing limitations described above in "PAYMENTS," the Owner may transfer amounts among investment options at any time upon written or telephone request to the Company. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Scudder Money Market Portfolio. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the twelve transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request in the same or a subsequent Contract year is without charge and does not reduce the remaining number of transfers which may be made free of charge.

The Owner may authorize an independent third party to transact allocations and transfers in accordance with an asset allocation strategy or other investment strategy. The Company may provide administrative or other support services to these independent third parties, however, the Company does not engage any third parties to offer allocation or other investment services under this Contract, does not endorse or review any allocation or transfer recommendations and is not responsible for the investment results of such allocations or transfers transacted on the Owner's behalf. In addition, the Company reserves the right to discontinue services or limit the number of Portfolios that it may provide such services for as well as to restrict such transactions altogether when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of Owners. The Company does not charge the Owner for providing additional support services.

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
AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the Scudder Money Market Portfolio and the Scudder Government Securities Portfolio ("source accounts"). You may elect these automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account, the Fixed Account, or the Guarantee Period Accounts; and

    - if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source accounts unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically notify the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, when it is being used as the source account from which to process automatic transfers. For more information see "ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM" in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Portfolios and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

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SURRENDERS AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date on which the request and Contract are received at the Principal Office.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100. Subject to law, no withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000.

Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Accumulated Value without any applicable surrender charge; see "SURRENDER CHARGE," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS). Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to a surrender charge. See CHARGES AND DEDUCTIONS. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS. If the contract is surrendered, a contract fee will apply.

If, prior to the first contract anniversary, a withdrawal subject to a surrender charge, is taken or the contract is surrendered and is subject to a surrender charge, the amount withdrawn or surrendered will include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The surrender and withdrawal rights of Owners who are participants under
Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax-Sheltered Annuities" and "Texas Optional Retirement Program" under FEDERAL TAX CONSIDERATIONS.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "WITHDRAWALS AFTER THE ANNUITY DATE" under ANNUITIZATION -- THE PAYOUT PHASE.

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SYSTEMATIC WITHDRAWALS.  The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount to be taken from each designated Sub-Account and /or the Fixed Account.

The first withdrawal will take place on the latest of 16 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals may be subject to surrender charges. For more details, see "SURRENDER CHARGE" UNDER CHARGES AND DEDUCTIONS. Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "SURRENDER CHARGE," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge ("Old Payments"), if any; then from payments subject to a surrender charge ("New Payments"); and last, from Cumulative Earnings. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value. If, prior to the first contract anniversary, systematic withdrawals subject to a surrender charge are taken, the amount withdrawn will include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

The minimum amount of each automatic withdrawal is $100 and subject to law, the Accumulated Value may not be reduced to less than $1,000. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS. Each calendar year, prior to the Annuity Date, an Owner may take a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option. The Owner must return a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

Withdrawals taken according to the Company's LED option may be subject to surrender charges. For more details, see "SURRENDER CHARGE" under CHARGES AND DEDUCTIONS.

If an Owner elects the Company's LED option, (based on the applicable IRS table), in each calendar year a fraction of the Accumulated Value is withdrawn based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the

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applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "TAXATION OF THE CONTRACT IN GENERAL" under FEDERAL TAX CONSIDERATIONS. IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to receive withdrawals without application of any surrender charge, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under this program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge is ever applied to withdrawals made under this program, the periodic withdrawals in any calendar year are limited to 15% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "SURRENDER CHARGE," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

DEATH BENEFIT

A death benefit is payable if the Owner or the first of either Joint Owner dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "THE SPOUSE OF THE OWNER AS BENEFICIARY."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value, increased by any positive Market Value Adjustment, on the Valuation Date that the Company receives both the death certificate and all necessary claim paperwork, or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b), the proportionate reduction is calculated by multiplying the (b) value immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

If the Owner or the first of either joint Owner (or an Annuitant, if the Owner is a non-natural person), dies prior to the first contract anniversary, the Death Benefit may include a deduction for the Payment Credit

Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

OPTIONAL ENHANCED DEATH BENEFIT RIDERS. When applying for the Contract, an Owner may elect one of the available optional Enhanced Death Benefit (EDB) Riders as long as the oldest Owner has not yet attained age 80 (a later age may apply to certain Riders as specified in APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS). Certain Riders may not be available in all jurisdictions. A separate charge for an EDB Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. In New York, a separate charge is made for an EDB Rider based on average daily net assets of each Sub-Account.

If the Owner or the first of either joint Owner (or an Annuitant, if the Owner is a non-natural person), dies prior to the first contract anniversary, the Death Benefit may include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

For more information about the benefits available under each of the EDB Riders, see APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS. For specific charges and more detail, see "OPTIONAL RIDER CHARGES" under CHARGES AND DEDUCTIONS.

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of both the death certificate and all necessary claim paperwork at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Scudder Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Scudder Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract rather than receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

    (1) any value in the Guarantee Period Accounts will be transferred to the Scudder Money Market Sub-Account; and

    (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Scudder Money Market Sub-Account.

The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in

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the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

OPTIONAL ENHANCED EARNINGS RIDER

An optional Enhanced Earnings Rider (EER) is currently available in most jurisdictions for a separate monthly charge (See "OPTIONAL RIDER CHARGES" under CHARGES AND DEDUCTIONS.) This Rider provides for additional amounts to be paid to the beneficiary under certain circumstances in the event that an Owner, or an Annuitant if the Owner is a nonnatural person, dies prior to the Annuity Date. For a discussion of the benefits and conditions of the Rider, see
APPENDIX C -- OPTIONAL ENHANCED EARNINGS RIDER.

ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;

    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency (Change Frequency) and the date of first change;

    - to select one of the available Assumed Investment Returns (AIR) for a variable option (see VARIABLE ANNUITY BENEFIT PAYMENTS below for details); and

    - to elect to have the Death Benefit applied under any annuity payout option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.

ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - can be no earlier than the second Contract Anniversary if a Period Certain annuity payout option is chosen, otherwise, it can be no earlier than 30 days after the Issue Date; and

    - must occur before the Owner's 99th birthday. In some states, the Annuity Date may be earlier than the Owner's 99th birthday. For example, in New York, the latest possible Annuity Date is the later of the oldest Owner's age 90 or 10 years after the Issue Date.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's 85th birthday or (b) ten years after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. In New York, if there are joint Owners, the age of the older will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See FEDERAL TAX CONSIDERATIONS for further information.

CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with 10 Year Period Certain annuity payout option.

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The annuity payout option selected must result in an initial payment of at least
$100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% interest rate. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. In New York, the first variable annuity benefit payment will be based on the greater of the current annuity option rates or the rates provided by the Annuity 2000 Mortality Table. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes resulting from the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

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LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION (PAYMENTS GUARANTEED FOR A SPECIFIC NUMBER
  OF YEARS)*

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

*The Period Certain Annuity Payout Option is not available in New York.

VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (a) a discount factor equivalent to the AIR and

    (b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5% or 7%. In New York, only a 3% AIR is available. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

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DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT.  The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "NORRIS DECISION");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

    (1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

Notwithstanding the above, in New York, the annuity benefit payments at the time of annuitization will not be less than those that would have been provided by the application of an Annuity Value equal to an amount required to purchase any single consideration immediate annuity contract offered by the Company at the same time to the same class of annuitants where the initial payment is equal to the greater of (a) the Surrender Value of the contract or (b) 95% of the Accumulated Value of the contract. In addition, the fixed annuity benefit payments will be equal to or greater than the annuity benefit payment produced when the Accumulated Value is applied to the guaranteed rates.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining guaranteed payments will continue to be paid to the Owner or the payee designated by the Owner. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. Transfers will be subject to the same market timing restrictions discussed in "PAYMENTS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts; however, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic Rebalancing (AAR) is available during the annuitization phase subject to the same rules described in "TRANSFER PRIVILEGE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. In New York, withdrawals after the Annuity Date are not allowed. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under a life annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).

WITHDRAWALS UNDER LIFE OR LIFE WITH CASH BACK ANNUITY PAYOUT OPTIONS
The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTIONS
The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE. (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then present value of the remaining guaranteed number of annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS
The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

CALCULATION OF PROPORTIONATE REDUCTION. The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life, Life with Period Certain, or Life with Cash Back annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------

                 Present value of all remaining variable annuity
               benefit payments immediately prior to the withdrawal

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------

              Present value of remaining guaranteed variable annuity
               benefit payments immediately prior to the withdrawal

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option, the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by one of the following charges ("Withdrawal Adjustment Charge"):

       - 15 or more years of annuity benefit payments being
         valued --                                                    1.00%*

       - 10-14 years of annuity benefit payments being valued --      1.50%*

       - Less than 10 years of annuity benefit payments being
         valued --                                                    2.00%*

*The Withdrawal Adjustment Charge may be lower or may not apply in some jurisdictions. See Contract for specific charge.

The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Because the impact of the Withdrawal Adjustment Charge will depend on the type of withdrawal taken, you should carefully consider the following before making a withdrawal:

    - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. If a Withdrawal Adjustment Charge applies, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. There will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX E -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the accumulation phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the payout phase will then be treated as transfers during the accumulation phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the payout phase will be treated as a withdrawal of the Surrender Value in the accumulation phase, as of the date of the payment or withdrawal. Surrender charges and the Payment Credit Recapture Amount may apply to these withdrawals. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. There may be adverse tax consequences. See "TAXATION OF THE CONTRACT IN GENERAL" under FEDERAL TAX CONSIDERATIONS.

If the Company learns of the Owner's decision to reverse annuitization after the latest possible Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with 10 Year Period Certain annuity payout option.

NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. The Company uses a portion of the mortality and expense risk charge and the surrender charge described below to recover expenses associated with the Bonuses. Even though the Bonuses are credited during the accumulation phase only, the mortality and expense risk charge applies during both the accumulation phase and the annuity payout phase. The Company expects to make a profit from the charges to recover the expenses of the Bonuses. Other deductions and expenses paid out of the assets of the Underlying Portfolios are described in the prospectuses and SAIs of the Underlying Portfolios.

VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.45% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses, and to partially recover the expenses associated with the Bonuses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. This charge may not be increased. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "CONTRACT FEE") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OPTIONAL RIDER CHARGE (FOR NEW YORK CONTRACTS ONLY).* In New York, the Company offers an optional Annual Step-Up EDB Rider (Form 3312-02NY) that is only available if elected by the Owner at issue. A separate charge (.25% annually) is made for the Rider, based on the average daily net assets of each Sub-Account.

*For a listing of the Optional Riders and charges available in other jurisdictions, see "OPTIONAL RIDER CHARGES" under CHARGES AND DEDUCTIONS, below.

For a description of the Rider, see APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Portfolios. Management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Portfolios. For specific information regarding the existence and effect of any waivers/ reimbursements see "Annual Underlying Portfolio Expenses" under SUMMARY OF FEES AND EXPENSES. The prospectuses and SAIs for the Underlying Portfolios also contain additional information concerning expenses of the Underlying Portfolios and should be read in conjunction with the Prospectus.

CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract, if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is currently waived for Contracts issued to and maintained by the trustee of a 401(k) plan. The Company reserves the right to impose a Contract Fee up to $35 on Contracts issued to 401(k) plans but only with respect to Contracts issued after the date the waiver is no longer available.

Where amounts have been allocated to more than one investment option, a percentage of the total Contract fee will be deducted pro-rata from the value in each. The portion of the charge deducted from each investment option will be equal to the percentage that the value in that option bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, where the Owner and the Annuitant on the Issue Date are within the following class of individuals (eligible persons):

    - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

    - officers, directors, trustees and employees of any of the Underlying Portfolios;

    - investment managers or sub-advisers of the Underlying Portfolios, investment managers or sub-advisors; and

    - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

OPTIONAL RIDER CHARGES (For a listing of the Optional rider(s) and charge(s) available in New York, see "VARIABLE ACCOUNT DEDUCTIONS" under CHARGES AND DEDUCTIONS, above.)

Subject to state availability, the Company offers a number of riders that are only available if elected by the Owner at issue. A separate monthly charge is made for each Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

CHARGE FOR THE ENHANCED DEATH BENEFIT (EDB) RIDERS*: The applicable charge for each of the following Riders is assessed on the Accumulated Value on the last day of each Contract month, multiplied by 1/12th of the following annual percentage rates:

1. Annual Step-Up EDB Rider (Form 3309-02)                                        0.25%
2. Annual Step-Up with 5% Roll-Up EDB Rider (Form 3311-02)                        0.35%
3. 10% Breakthrough with 5% Roll-Up EDB Rider (Form 3317-02)                      0.40%
4. Annual Step-Up with 7% Roll-Up EDB Rider (form 3313-02)                        0.50%

*Total rider charges will be reduced by 0.05% if both this EDB Rider and the Enhanced Earnings Rider are in effect simultaneously.

CHARGE FOR THE ENHANCED EARNINGS RIDER (EER): The Company will assess a monthly rider charge for the EER, which will be deducted pro-rata on the last day of each Contract month prior to the Annuity Date. The monthly rider charge will be equal to 1/12th of 0.30% of the Accumulated Value on that date. If the EER is in effect simultaneously with one of the referenced Enhanced Death Benefit Riders (see table above), the total aggregate charge for the Riders will be reduced by 0.05%.

For a description of the Riders, see APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS and APPENDIX C -- OPTIONAL ENHANCED EARNINGS RIDER.

PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge may be deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract's Accumulated Value at the time such determination is made.

SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. A surrender charge, however, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below. The Company uses a portion of the surrender charge to recover expenses associated with the Bonuses.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

    - The amount available under the Withdrawal Without Surrender Charge provision, described below;

    - Old Payments -- total payments invested in the Contract for more than nine years;

    - New Payments -- payments received by the Company during the nine years preceding the date of the surrender or withdrawal; and

    - Cumulative Earnings (including Payment Credits and Value Enhancements).

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See FEDERAL TAX CONSIDERATIONS for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

COMPLETE YEARS FROM
  DATE OF PAYMENT       CHARGE
-------------------    --------
  Less than 4            8.5%
  Less than 5            7.5%
  Less than 6            6.5%
  Less than 7            5.5%
  Less than 8            3.5%
  Less than 9            1.5%
  Thereafter                0

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The amount withdrawn may consist of one or more of the following: Withdrawal Without Surrender Charge Amounts, Old Payments, New Payments and Cumulative Earnings. The surrender charge is a percentage of the amount withdrawn, to the extent that such amounts are New Payments. The surrender charge will be deducted from the amount remaining in the Contract.

During the Accumulation Phase, the total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals. During the Payout Phase, the total charge equals the Withdrawal Adjustment Charge that may apply if a withdrawal is taken (see ANNUITIZATION -- THE PAYOUT PHASE, "WITHDRAWALS AFTER THE ANNUITY DATE"). In no event will the total charge exceed a maximum limit of 9.0% of total gross Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE: Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount" or "WWSC amount").

For Qualified Contracts and contracts funding employer-sponsored Internal Revenue Code Section 457 plans, the WWSC amount is equal to the greater of A or B, below. For all other Contracts, the WWSC amount is equal to A, below:

       A is 15% of the Gross Payment Base as of the Effective Valuation Date, reduced by any prior WWSC amount withdrawn in the same calendar year.

       B is, FOR QUALIFIED CONTRACTS AND CONTRACTS FUNDING EMPLOYER-SPONSORED INTERNAL REVENUE CODE SECTION 457 PLANS ONLY, an amount equal to the Life Expectancy Distribution ("LED") benefit available under the Company's then current LED rules. (This LED benefit includes Required Minimum Distribution ("RMD") amounts). The LED benefit available without any surrender charge is reduced by any prior WWSC amount withdrawn in the same calendar year. LED benefits are based on the life expectancy of the Owner or the joint life expectancies of the Owner and the Beneficiary.

To illustrate how A above is calculated, consider A to be equal to

       15% times (X less Y)* less Z where:

           X is the total gross payments made to the contract

           Y is any previous withdrawals in any calendar year that exceed the WWSC amount

           Z is any previous WWSC amount withdrawn in the same calendar year

           *In the Contract, X less Y is referred to as the Gross Payment Base

Assume the following:

- The Contract is non-qualified.

- The issue date is February 1, 2000.

- The initial payment to the contract is $100,000.

- No subsequent payments are made to the contract.

THE OWNER MAKES THE FOLLOWING WITHDRAWALS:

                  DATE OF       CONTRACT YEAR IN WHICH   EARNINGS AT THE TIME   AMOUNT OF
                 WITHDRAWAL        WITHDRAWAL MADE          OF WITHDRAWAL       WITHDRAWAL
               --------------   ----------------------   --------------------   ----------
Withdrawal #1  April 1, 2000           1(st)                   $2,000            $8,000
Withdrawal #2  August 1, 2000          1(st)                   $3,680            $8,000
Withdrawal #3  April 1, 2001           2(nd)                   $7,414            $15,000
Withdrawal #4  August 1, 2001          2(nd)                   $3,404            $2,000

WITHDRAWAL #1

First, determine the WWSC amount available at the time of the withdrawal:

       WWSC is 15% times (X less Y) less Z where:

           X is $100,000

           Y is $0 (no previous withdrawals made)

           Z is $0 (no withdrawal in same calendar year made)

           15% times ($100,000 less $0) less $0 =

           15% times ($100,000) less $0 =

           $15,000 less $0 = $15,000

This is the available WWSC amount at the time of Withdrawal #1

Second, compare the amount withdrawn to the available WWSC amount:

       Withdrawal #1 of $8,000 is less than the WWSC amount of $15,000. Thus, it is not subject to surrender charges.

WITHDRAWAL #2

First, determine the WWSC amount available at the time of the withdrawal:

       WWSC is 15% times (X less Y) less Z where:

           X is $100,000

           Y is $0 (Withdrawal #1, did not exceed the WWSC amount)

           Z is $8,000 (Withdrawal #1 made in the same CALENDAR year)

           15% times ($100,000 less $0) less $8,000 =

           15% times ($100,000) less $8,000 =

           $15,000 less $8,000 = $7,000

This is the available WWSC amount at the time of Withdrawal #2.

Second, compare the amount withdrawn to the available WWSC amount:

       Withdrawal #2 of $8,000 exceeds the available WWSC amount of $7,000. Only $7,000 of

       Withdrawal #2 is part of the WWSC amount and $1,000 exceeds the WWSC amount.

WITHDRAWAL #3

First, determine the WWSC amount available at the time of the withdrawal:

       WWSC is 15% times (X less Y) less Z where:

           X is $100,000

           Y is $1,000 ($1,000 of Withdrawal #2 exceeded the WWSC amount)

           Z is $0 (This is the first withdrawal of this CALENDAR year)

           15% times ($100,000 less $1,000) less $0 =

           15% times ($99,000) less $0 =

           $14,850 less $0 = $14,850

This is the available WWSC amount at the time of Withdrawal #3.

Second, compare the amount withdrawn to the available WWSC amount:

       Withdrawal #3 of $15,000 exceeds the available WWSC amount of $14,850. Only $14,850 of

       Withdrawal #3 is part of the WWSC amount and $150.00 exceeds the WWSC amount.

WITHDRAWAL #4

First, determine the WWSC amount available at the time of the withdrawal:

       WWSC is 15% times (X less Y) less Z where:

           X is $100,000

           Y is $1,150 ($1,000 of Withdrawal #2 and $150 of Withdrawal #3 exceeded the WWSC amount)

           Z is $14,850 (Withdrawal #3 was made in the same calendar year. $14,850 of the total withdrawal of 15,000 was a withdrawal of the WWSC amount.)

           15% times ($100,000 less $1,150) less $14,850 =

           15% times ($98,850) less $14,850 =

           $14,827.50 less $14,850 = $0

This is the available WWSC amount at the time of Withdrawal #4.

Second, compare the amount withdrawn to the available WWSC amount:

       Withdrawal #4 of $2,000 is greater than the available WWSC amount of $0. Thus it is subject to surrender charges.

IF YOU NEVER MAKE A WITHDRAWAL IN ANY CALENDAR YEAR THAT EXCEEDS THE WWSC AMOUNT, THEN THE MAXIMUM AVAILABLE WWSC AMOUNT EACH CALENDAR YEAR WILL NEVER BE LESS THAN 15% TIMES THE GROSS PAYMENTS MADE TO THE CONTRACT.

EFFECT OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company initially determines the WWSC amount in the following order:

    - The Company first deducts the WWSC amount from Cumulative Earnings.

    - If the WWSC amount exceeds Cumulative Earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

    - If more than one withdrawal is made during the calendar year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire WWSC amount has been withdrawn.

After the entire WWSC amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

- First from Old Payments

    - Since Old Payments have been invested in the Contract for more than 9 years, the surrender charge is 0%.

- Second from New Payments

    - Payments are now withdrawn from this category on a first-in-first-out
      (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

- Third from Cumulative Earnings (includes Payment Credits and Value Enhancements).

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "SURRENDER AND WITHDRAWALS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

In addition, where permitted by law, the Company will waive the surrender charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is:

    (1) admitted to a medical care facility after becoming the Owner or Annuitant under the Contract and remains confined there until the later of one year after the Issue Date or 90 consecutive days; or

    (2) first diagnosed by a licensed physician as having a fatal illness after the Issue Date of the Contract and after being named Owner or Annuitant.

For purposes of the above provision, "medical care facility" means any state-licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal illness" means a condition diagnosed by a licensed "physician" which is expected to result in death within two years of the diagnosis. "Physician" means a person (other than the Owner, Annuitant or a member of one of their families) who is state licensed to give medical care or treatment and is acting within the scope of that license. "Physically disabled" means that the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.

Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

    - the size and type of group or class, and the persistency expected from that group or class;

    - the total amount of payments to be received, and the manner in which payments are remitted;

    - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

    - other transactions where sales expenses are likely to be reduced; or

    - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, where the Owner and the Annuitant on the Issue Date are within the following class of individuals (eligible persons):

    - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

    - officers, directors, trustees and employees of any of the Underlying Portfolios;

    - investment managers or sub-advisers of the Underlying Portfolios, investment managers or sub-advisors; and

    - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "TRANSFER PRIVILEGE" under a DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "TRANSFERS OF ANNUITY UNITS" under ANNUITIZATION -- THE PAYOUT PHASE.

WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, each calendar year the Owner may withdraw a portion of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by one of the following adjustments:

15 or more years of annuity benefit payments being valued --                      1.00%*
10-14 years of annuity benefit payments being valued --                           1.50%*
Less than 10 years of annuity benefit payments being valued --                    2.00%*

*The Withdrawal Adjustment Charge may be lower or may not apply in some jurisdictions. See Contract for specific charge.

The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity benefit payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate).

For more information see "WITHDRAWALS AFTER THE ANNUITY DATE," under ANNUITIZATION -- THE PAYOUT PHASE.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. Currently, the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Washington, Oregon, Maryland and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Scudder Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Scudder Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, the Company currently gives the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment. This practice may be discontinued or changed with notice at the Company's discretion.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. No Market Value Adjustment applies for the deduction of Contract fees or Rider charges. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "DEATH BENEFIT" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                     [(1+i)/(1+j)]TO THE POWER OF n/365 - 1

        where:  i  is the Guaranteed Interest Rate expressed as a decimal (for example: 3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the effective Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited, however, so that even if the Accumulated Value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX D -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.

PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, in order to ensure that the value in the Guarantee Period Account on the last day of the Guarantee Period will equal the amount of the entire initial payment. The required amount then will be allocated to the pre-selected Guarantee Period Account and the remaining balance to the other investment options selected by the Owner in accordance with the procedures described in "PAYMENTS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "SURRENDER AND WITHDRAWALS" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn. If a surrender charge applies to the withdrawal, it will be calculated as set forth in "SURRENDER CHARGE" under CHARGES AND DEDUCTIONS after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS.  The IRS has issued regulations under
Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, See "PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS" below.

TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income.
Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current annuity value.

For example, assume that a Contract Owner with Accumulated Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the
      Code); or

    - in the case of the Owner's total disability (as defined in the Code); or

    - if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

    - irrespective of age, if the amount received is one of a series of substantially equal periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however,

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will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

Federal income taxation of assets held inside a qualified retirement plan and of earnings on those assets is deferred until distribution of plan benefits begins. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your qualified retirement plan.

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time

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when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "RIGHT TO CANCEL" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

STATUS OF DEATH BENEFITS IN IRAS. Federal tax law with respect to Individual Retirement Accounts prohibits investment in life insurance contracts by such accounts. The tax regulations expressly permit an Individual Retirement Account to hold an annuity contract if the death benefit provided under the contract is no more than the greater of total payments made (net of prior withdrawals) or the contract's cash value.

Federal tax law with respect to Individual Retirement Annuities does not specifically limit the death benefit that may be provided under such annuities. The Company believes that death benefits under an annuity contract do not prevent such a contract from qualifying as an Individual Retirement Annuity so long as the death benefit is a taxable death benefit and not a tax-exempt life insurance benefit. However, it might be inferred from the regulations applicable to Individual Retirement Accounts that an Individual Retirement Annuity cannot provide a death benefit that is more than the greater of total payments (without interest) or the contract's cash value.

The Contract provides optional Enhanced Death Benefit Riders, see
APPENDIX B -- OPTIONAL ENHANCED DEATH BENEFIT RIDERS, under which the death benefit payable under the Contract may exceed both total payments (net of prior withdrawals) and the cash value (or Accumulated Value) of the Contract. The Internal Revenue Service has stopped issuing favorable opinion letters with respect to Individual Retirement Annuities that provide death benefits that can exceed the greater of the total payments made (net of prior withdrawals) or the contract's cash value. Although the Company believes that the use of enhanced death benefits should not result in adverse tax treatment, we can give no assurance that the IRS will approve the Contract as an Individual Retirement Annuity. If the Contract fails to qualify as an Individual Retirement Annuity, then you could be taxable on the entire balance of your Individual Retirement Annuity and could also be subject to a 10% penalty tax if you are under age
59 1/2. You should consult a qualified tax adviser before adding an Enhanced Death Benefit Rider to the Contract if it is an Individual Retirement Annuity.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Portfolios. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract's Accumulated Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/ annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Portfolio no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Portfolios also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Portfolios also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the underlying investment companies do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees of and the Underlying Portfolios intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

The Company reserves the right, subject to compliance with applicable law to:

    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor,

    (6) to change the names of the Variable Account or of the Sub-Accounts and,

    (7) To combine with other Sub-Accounts or other Separate Accounts of the Company.

If any of these changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Portfolio shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Portfolio, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Portfolio. During the accumulation period, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Portfolio share. During the annuity payout phase, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Portfolio share. Ordinarily, the Owner's voting interest in the Underlying Portfolio will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 8.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation based on the Contract's Accumulated Value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-782-8380.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

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                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Currently, the Company will credit amounts allocated to the Fixed Account with interest at an effective annual rate of at least 3%, compounded daily. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

SALES RESTRICTIONS. Certain states may impose restrictions on payments and transfers to the Fixed Account.

                                   APPENDIX B
                     OPTIONAL ENHANCED DEATH BENEFIT RIDERS

The Company is currently offering a number of optional Enhanced Death Benefit
(EDB) Riders. You may be able to elect one of these Riders at issue, depending on the age of the oldest Owner (or the oldest Annuitant if the Owner is not a natural person). It is possible that some of the Riders described below are not available in your jurisdiction. Please check with your financial representative for more information about the availability of Riders in your state. In addition, although many of the Riders provide benefits that are similar, there are also some important differences. For example, some Riders provide different age limitations depending on the benefit offered, some have limitations on the maximum amount of the benefits provided and some employ different methods for adjusting benefits after a withdrawal is taken. Please review the Riders carefully before selecting the one that you believe is best for you.

An Enhanced Death Benefit Rider will remain in effect until the earliest of
(a) the Annuity Date; (b) the date the Company determines that a death benefit is payable and the Contract is not continued by the spouse as provided in "THE SPOUSE OF THE OWNER AS BENEFICIARY" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE; or (c) surrender of the Contract. The Company reserves the right to discontinue offering any of the described EDB Riders at any time. Such discontinuance would not affect previously issued EDB Riders.

Subject to state approval, the following EDB Riders will be available at issue as long as the oldest Owner has not yet attained age 80, or in the case of the Annual Step-Up EDB Rider (Form 3309-02) as long as the Oldest Owner has not yet attained age 86.

    1.  Annual Step-Up EDB Rider (Form 3309-02)

    2.  Annual Step-Up With 5% Roll-Up EDB Rider (Form 3311-02)

    3.  10% Breakthrough with 5% Roll-Up EDB Rider (Form 3317-02)

    4.  Annual Step-Up With 7% Roll-Up EDB Rider (Form 3313-02)

In New York, the following EDB Rider is available:

    5.  Annual Step-Up EDB Rider (Form 3312-02NY)

If an EDB Rider is selected and the Owner or the first of either joint Owner (or an Annuitant, if the Owner is a non-natural person), dies prior to the first contract anniversary, the Death Benefit may include a deduction for the Payment Credit Recapture Amount. See "PAYMENT CREDIT RECAPTURE" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

ANNUAL STEP-UP ENHANCED DEATH BENEFIT RIDER (FORM 3309-02)

This Annual Step-Up Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. Withdrawals reduce the applicable values on a proportionate basis.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs
(1) before or (2) on or after his/her 90th birthday.

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATER of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable; or

    (b) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals.

II. DEATH ON OR AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is a non-natural person) dies before the Annuity Date and on or after his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

    (b) the highest Accumulated Value on any Contract anniversary prior to the deceased's 90th birthday, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals; and

    (c) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

PROPORTIONATE REDUCTION: For each withdrawal, the proportionate reduction is calculated by multiplying the Section I(b), II(b) or , II(c) value, whichever is applicable, immediately prior to the withdrawal by the following fraction:

                            Amount of the Withdrawal
          -----------------------------------------------------------
        Accumulated Value determined immediately prior to the Withdrawal

2. ANNUAL STEP-UP WITH 5% ROLL-UP ENHANCED DEATH BENEFIT RIDER (FORM 3311-02)

This Annual Step-Up with 5% Roll-Up Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit guarantees 5% growth until the date of death or the deceased's 80th birthday, whichever occurs first, and provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. Withdrawals reduce applicable values on a direct basis (i.e. dollar for dollar), and/or on a proportionate basis as outlined below.

The calculation of the death benefit depends upon whether death occurs
(1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday or (3) on or after his/her 90th birthday.

I. Death BEFORE OR ON 80th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before or on his/her 80th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

    (b) gross payments accumulated daily at an effective annual yield of 5%, starting on the date each payment is applied and ending on the date of death, adjusted for withdrawals as they occur; and

    (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

II. Death AFTER 80TH Birthday but BEFORE 90TH Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but after his/her 80th birthday and before his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

    (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

III. Death ON OR AFTER 90TH Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit will be the greatest of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

    (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals;

    (c) the highest Accumulated Value on any Contract anniversary date prior to the deceased's 90th birthday, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and adjusted for subsequent withdrawals; and

    (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals.

EFFECT OF PARTIAL WITHDRAWALS: For purposes of determining the effect of partial withdrawals under this Rider, withdrawals are classified as either
(a) Proportionate Withdrawals or (b) Direct (Dollar-for-Dollar) Withdrawals.

(a)_Proportionate Withdrawals. Proportionate Withdrawals are withdrawals that proportionately reduce the applicable death benefit values. The proportionate reduction is calculated by multiplying the applicable death benefit value, as described below and as determined immediately prior to the withdrawal, by the following:

                Amount of the Proportionate Reduction Withdrawal

          ---------------------------------------------------------------
          Accumulated Value determined immediately prior to the Withdrawal

ALL WITHDRAWALS REFERRED TO IN SECTIONS I(C), II(B), II(C), III(B), III(C) AND III(D) ARE PROPORTIONATE WITHDRAWALS.

(b)_Direct (Dollar-for-Dollar) Withdrawals. Direct (Dollar-for-Dollar) Withdrawals are withdrawals that directly reduce the value referenced in
    Section I(b) by an amount equal to the amount of the withdrawal.

To the extent that no allocation has ever been made to the Fixed Account or to a Guarantee Period Account, all withdrawals referenced in Section I(b) taken in a Contract year that total an amount less than or equal to 5% of gross payments (determined as of the Valuation Date of the withdrawal) less all prior withdrawals in that Contract Year will be classified as a Direct (Dollar-for-Dollar) Withdrawal. That part of a withdrawal that exceeds this amount is classified as a Proportionate Withdrawal.

PLEASE NOTE THAT ONCE AN ALLOCATION HAS BEEN MADE TO THE FIXED ACCOUNT OR THE GUARANTEE PERIOD ACCOUNT, ALL FUTURE WITHDRAWALS AS REFERRED TO IN SECTION I(B), REGARDLESS OF THE AMOUNT, ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. ONCE A PROPORTIONATE WITHDRAWAL HAS BEEN TAKEN, ALL FUTURE WITHDRAWALS IN ANY CONTRACT YEAR FOR PURPOSES OF SECTION I(B) ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. IN OTHER WORDS, NO FUTURE WITHDRAWALS WILL BE CLASSIFIED AS DIRECT(DOLLAR-FOR-DOLLAR) WITHDRAWALS.

The Owner may establish an automatic schedule of withdrawals that total an amount less than or equal to 5% of the initial payments in each Contract Year ("Systematic Withdrawal Program"). Selecting a Systematic Withdrawal Program may assist the Owner in taking withdrawals that are only Direct Withdrawals. For more information about systematic withdrawals, see "SURRENDERS AND WITHDRAWALS," "Systematic Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

3. 10% BREAKTHROUGH WITH 5% ROLL-UP ENHANCED DEATH BENEFIT RIDER
  (FORM 3317-02)

This 10% Breakthrough with 5% Roll-Up Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. Withdrawals reduce the applicable values on a proportionate basis. The death benefit under I(b) guarantees 5% growth until the date of death or the deceased's 80th birthday, whichever occurs first. The "Current Breakthrough Value" on the date of death or the deceased's 90th birthday, whichever occurs first, is the
(c) value guaranteed as the death benefit. On the issue date of the Contract, the Current Breakthrough Value is equal to the initial payment. The "Target Breakthrough Value" is equal to 110% of the Current Breakthrough Value. Each time the Accumulated Value of the Contract reaches the Target Breakthrough Value, that Target Breakthrough Value becomes the new Current Breakthrough Value. A new Target Breakthrough Value, which is 110% of the new Current Breakthrough Value, is then set. The Current Breakthrough Value is increased by subsequent Payments and proportionately reduced by withdrawals; see below.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs
(1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday, or (3) on or after his/her 90th birthday.

I. Death BEFORE OR ON Deceased's 80th Birthday. If an Owner, (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before or on his/her 80th birthday, the Death Benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive Market Value Adjustment ("MVA"), if applicable; or

    (b) gross payments accumulated daily at an effective annual yield of 5%, starting on the date each gross payment is applied and ending on the date of death, proportionately reduced for withdrawals as they occur; and

    (c) the Current Breakthrough Value on the date of death, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death AFTER Deceased's 80th Birthday but BEFORE 90th Birthday. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date and after his/her 80th birthday but before his/her 90th birthday, the Death Benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

    (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals; and

    (c) the Current Breakthough Value on the date of death, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

III. Death ON OR AFTER Deceased's 90th Birthday. If an Owner, or an Annuitant if the Owner is a non-natural person, dies on or after his/her 90th birthday, the Death Benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

    (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals;

    (c) the Current Breakthrough Value on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals; and

    (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and proportionately reduced for subsequent withdrawals.

EFFECT OF PAYMENTS ON THE BREAKTHROUGH EDB RIDER

Subsequent payments increase the Current Breakthrough Value by the amount of the payment. Following a payment, the Target Breakthrough Value will be 110% of the new Current Breakthrough Value.

When a Payment is made:

    (a) the Current Breakthrough Value increases by the amount of the payment;
       and

    (b) the Target Breakthrough Value increases to 110% of the Current Breakthrough Value immediately after the payment.

For example, assume that immediately prior to a payment, the Current Breakthrough Value is $100,000, the Accumulated Value is $105,000, and the Target Breakthrough Value is $110,000. The Owner then makes a payment of $10,000. The new Current Breakthrough Value is $110,000, the Accumulated Value is $115,000, and the new Target Breakthrough Value is $121,000 (110% of $110,000).

EFFECT OF WITHDRAWALS ON THE BREAKTHROUGH EDB RIDER

Subsequent withdrawals proportionately reduce the Current Breakthrough Value, as described below. Following a withdrawal, the Target Breakthrough Value will be 110% of the Current Breakthrough Value.

When a withdrawal is taken:

    (a) the Current Breakthrough Value decreases proportionately, as described below; and

    (b) the Target Breakthrough Value decreases to 110% of the Current Breakthrough Value immediately after the withdrawal.

CALCULATION OF PROPORTIONATE REDUCTION DUE TO WITHDRAWALS

The proportionate reduction in a death benefit or in the Current Breakthrough Value is calculated by multiplying the amount of the death benefit or the Current Breakthrough Value immediately prior to the withdrawal by the following fraction:

                            Amount of the Withdrawal
          -----------------------------------------------------------
        Accumulated Value determined immediately prior to the Withdrawal

For example, assume that immediately prior to a withdrawal, the Current Breakthrough Value is $100,000, the Accumulated Value is $105,000, and the Target Breakthrough Value is $110,000. The Owner then makes a withdrawal of $5,000. The proportionate reduction in the Current Breakthrough Value is calculated as follows:

       Proportionate reduction    =  Current Breakthrough Value times (Amount of the
                                     Withdrawal divided by the Accumulated Value
                                     immediately prior to the withdrawal)

                                  =  $100,000 times ($5,000 divided by $105,000)

                                  =  $4,761.90

New Current Breakthrough Value    =  $100,000 - $4,761.90 = $95,238.10

 New Target Breakthrough Value    =  110% of $95,238.10 = $104,761.91

The new Current Breakthrough Value is $95,238.10 and the new Target Breakthrough Value is $104,761.91.

4. ANNUAL STEP-UP WITH 7% ROLL-UP ENHANCED DEATH BENEFIT RIDER (FORM 3313-02)

This Annual Step-Up with 7% Roll-Up Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit guarantees 7% growth until the date of death or the deceased Owner's 80th birthday, subject to a 200% cap, and provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. Withdrawals reduce the applicable values on a direct basis (i.e. dollar-for-dollar) and/or on a proportionate basis.

The amount of the death benefit paid by the Company depends upon whether the death of an Owner (or an Annuitant if the Owner is a non-natural person) occurs
(1) before or on the deceased's Owner's 80th birthday, (2) after his/her 80th birthday but before his/her 90th birthday, or (3) on or after his/her 90th birthday.

I. Death BEFORE OR ON Deceased's 80th Birthday. If an Owner, (or an Annuitant if the Owner is a non-natural person), dies before the Annuity Date and before or on his/her 80th birthday, the Death Benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive Market Value Adjustment ("MVA"), if applicable;

    (b) gross payments accumulated daily at 7%, starting on the date each gross payment is applied and ending on the date of death, adjusted for withdrawals as they occur. This value cannot exceed 200% of the total of gross payments and Payment Credits, adjusted for withdrawals as they occur; and

    (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

II. Death AFTER Deceased's 80th Birthday but BEFORE 90th Birthday. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date and after his/her 80th birthday but before his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

    (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and adjusted for subsequent withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and adjusted for subsequent withdrawals.

III. Death ON OR AFTER Deceased's 90th Birthday. If an Owner, or an Annuitant if the Owner is a non-natural person, dies before the Annuity Date but on or after his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Principal Office, increased for any positive MVA, if applicable;

    (b) the value as determined by Section I(b) above on the deceased's 80th birthday, increased for subsequent payments and adjusted for subsequent withdrawals;

    (c) the highest Accumulated Value on any Contract anniversary prior to the deceased's 90th birthday, as determined after being increased for any positive MVA, if applicable, and subsequent payments, and adjusted for subsequent withdrawals; and

    (d) the Accumulated Value, increased for any positive MVA, if applicable, on the deceased's 90th birthday, increased for subsequent payments, and adjusted for subsequent withdrawals.

EFFECT OF PARTIAL WITHDRAWALS: For purposes of determining the effect of partial withdrawals under this Rider, withdrawals are classified as either
(a) Proportionate Withdrawals or (b) Direct (Dollar-for Dollar) Withdrawals.

(a)_Proportionate Withdrawals. Proportionate Withdrawals are withdrawals that proportionately reduce the appropriate death benefit values. The proportionate reduction is calculated by multiplying the applicable death benefit value, as described below and as determined immediately prior to the withdrawal, by the following:

                Amount of the Proportionate Reduction Withdrawal

          ---------------------------------------------------------------
          Accumulated Value determined immediately prior to the Withdrawal

ALL WITHDRAWALS REFERRED TO IN SECTIONS I(C), II(B), II(C), III(B), III(C) AND III(D) ARE PROPORTIONATE WITHDRAWALS.

(b)_Direct (Dollar-for-Dollar) Withdrawals. Direct (Dollar-for-Dollar) Withdrawals are withdrawals that directly reduce the value referenced in
    Section I(b) by an amount equal to the amount of the withdrawal.

To the extent that no allocation has ever been made to the Fixed Account or to a Guarantee Period Account, all withdrawals referenced in Section I(b) taken in a Contract year that total an amount less than or equal to 7% of gross payments (determined as of the Valuation Date of the withdrawal) less all prior withdrawals in that Contract year will be classified as a Direct (Dollar-for-Dollar) Withdrawal. That part of a withdrawal that exceeds this amount is classified as a Proportionate Withdrawal.

PLEASE NOTE THAT ONCE AN ALLOCATION HAS BEEN MADE TO THE FIXED ACCOUNT OR THE GUARANTEE PERIOD ACCOUNT, ALL FUTURE WITHDRAWALS AS REFERRED TO IN SECTION I(B), REGARDLESS OF THE AMOUNT, ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. ONCE A PROPORTIONATE WITHDRAWAL HAS BEEN TAKEN, ALL FUTURE WITHDRAWALS IN ANY CONTRACT YEAR FOR PURPOSES OF SECTION I(B) ARE CLASSIFIED AS PROPORTIONATE WITHDRAWALS. IN OTHER WORDS, NO FUTURE WITHDRAWALS WILL BE CLASSIFIED AS DIRECT (DOLLAR-FOR-DOLLAR) WITHDRAWALS.

The Owner may establish an automatic schedule of withdrawals that total an amount less than or equal to 7% of the initial payment in each Contract Year ("systematic withdrawal program"). Selecting a systematic withdrawal program may assist the Owner in taking withdrawals that are only Direct (Dollar-for-Dollar) Withdrawals. For more information about systematic withdrawals, see "SURRENDERS AND WITHDRAWALS," "Systematic Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

5. NEW YORK ONLY -- ANNUAL STEP-UP ENHANCED DEATH BENEFIT RIDER
  (FORM 3312 -- 02NY)

This Annual Step-Up Enhanced Death Benefit Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The death benefit guarantees gross payments and provides for annual step-ups through the Contract anniversary prior to the deceased's 90th birthday. Withdrawals reduce the applicable values on a proportionate basis.

The calculation of the death benefit depends upon whether death occurs
(1) before the deceased's Owner's 90th birthday or (3) on or after his/her 90th birthday.

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

    (b) gross payments proportionately reduced for withdrawals as they occur;
       and

    (c) the highest Accumulated Value on any Contract anniversary prior to the date of death, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals.

II. Death ON OR AFTER 90th Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date and on or after his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the date on which both the death certificate and all necessary claim paperwork, as determined by the Company, have been received at the Company's Principal Office, increased for any positive Market Value Adjustment, if applicable;

    (b) gross payments proportionately reduced for withdrawals as they occur;
       and

    (c) the highest Accumulated Value on any Contract anniversary prior to the deceased's 90th birthday, as determined after being increased for any positive Market Value Adjustment, if applicable, and subsequent payments, and proportionately reduced for subsequent withdrawals.

PROPORTIONATE REDUCTION: For each withdrawal, the proportionate reduction is calculated by multiplying the Section I(b), I(c), II(b), and II(c) value, whichever is applicable, immediately prior to the withdrawal by the following fraction:

                            Amount of the Withdrawal
          -----------------------------------------------------------
        Accumulated Value determined immediately prior to the Withdrawal

                                   APPENDIX C
                        OPTIONAL ENHANCED EARNINGS RIDER

The Enhanced Earnings Rider (EER) may be elected at issue in most jurisdictions as long as the oldest Owner has not yet attained age 76. The Rider provides for additional amounts to be paid to the beneficiary under certain circumstances in the event that an Owner (or an Annuitant if the Owner is a nonnatural person) dies prior to the Annuity Date.

The Company reserves the right to terminate the availability of the EER at any time; however, such a termination would not effect Riders issued prior to the termination date.

CONDITIONS FOR PAYMENT OF THE EER BENEFIT

For any benefit to be payable under the EER, certain conditions must be met, as follows:

    1.  The death must occur prior to the Annuity Date.

    2.  The difference between (a) and (b) must be greater than zero, where:

       (a) is the Accumulated Value, and

       (b) is gross payments not previously withdrawn.

           If (a) minus (b) is zero or less, no benefit will be payable.

Under the EER, Accumulated Value is determined on the Valuation Date on which due proof of death and all necessary documentation have been received at the Principal Office.

For purposes of the EER, withdrawals will be considered withdrawn from earnings first and then withdrawn from gross payments on a last-in, first-out basis. Therefore, the value of the EER largely depends on the amount of earnings that accumulate under the Contract. If you expect to withdraw the earnings from your Accumulated Value, electing the EER may not be appropriate. Your financial representative can help you determine if the EER is appropriate in your circumstances.

AMOUNT OF EER BENEFIT

ISSUE AGE 0 TO 65 - If a benefit is payable under the EER and the Contract was issued prior to the oldest Owner's 66th birthday, the benefit will be equal to the LESSER of:

    (a) 200% of gross payments not previously withdrawn. (For purposes of this calculation only, except for the Initial Payment, gross payments shall not include payments made under the Contract during the 12-month period immediately prior to the date of death.); or

    (b) 40% of the difference between the Accumulated Value and gross payments not previously withdrawn.

ISSUE AGE 66 TO 70 - If a benefit is payable under the EER and the Contract was issued on or after the oldest Owner's 66th birthday and before his/her 71st birthday, the benefit will be equal to the LESSER of:

    (a) 80% of gross payments not previously withdrawn. (For purposes of this calculation only, except for the Initial Payment, gross payments shall not include payments made under the Contract during the 12-month period immediately prior to the date of death.); or

    (b) 40% of the difference between the Accumulated Value and gross payments not previously withdrawn.

ISSUE AGE 71 TO 75 - If a benefit is payable under the EER and the Contract was issued on or after the oldest Owner's 71st birthday and before his/her 76th birthday, the benefit will be equal to the LESSER of:

    (a) 50% of gross payments not previously withdrawn. (For purposes of this calculation only, except for the Initial Payment, gross payments shall not include payments made under the Contract during the 12-month period immediately prior to the date of death.); or

    (b) 25% of the difference between the Accumulated Value and gross payments not previously withdrawn.

EXAMPLES:

EXAMPLE 1. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments or take any withdrawals. Further assume that the Owner dies five years later and on the date that due proof of death and all necessary documentation are received by the Company the Accumulated Value is equal to $150,000.

The EER benefit on that date is equal to the LESSER of:

    (a) 80% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (80% X100,000) = $80,000; or

    (b) 40% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the contract = (40% X (150,000 - 100,000)) = $20,000

The EER benefit is equal to $20,000 under (b), which is the lesser of $80,000 (80% X 100,000) and $20,000 (40% X (150,000 - 100,000)).

EXAMPLE 2. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments or take any withdrawals. Further assume that the Owner dies ten years later and on the date that due proof of death and all necessary documentation are received by the Company the Accumulated Value is equal to $250,000.

The EER benefit on that date is equal to the LESSER of:

    (a) 80% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (80% X $100,000) = $80,000; or

    (b) 40% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the Contract = (40% X ($250,000 - $100,000)) = $60,000

The EER benefit is equal to $60,000 under (b), which is the lesser of $80,000 (80% X $100,000) and $60,000 (40% X ($250,000 - $100,000)).

EXAMPLE 3. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments. Further assume that the Owner takes a $15,000 withdrawal and that the Accumulated Value was equal to $150,000 before the withdrawal was taken. Since there was $50,000 of earnings in the Contract at the time of withdrawal, for purposes of the Enhanced Earnings Rider the withdrawal is considered to be a withdrawal of $15,000 of earnings. Immediately after the withdrawal, the Accumulated Value is $135,000 and the gross payments (not previously withdrawn) is $100,000.

Immediately after the withdrawal, the EER benefit is equal to the LESSER of:

    (a) 80% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (80% X $100,000) = $80,000; or

    (b) 40% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the contract = (40% X ($135,000 - $100,000)) = $14,000

The EER benefit is equal to $14,000 under (b), which is the lesser of $80,000 (80% X 100,000) and $14,000 (40% X ($135,000 - $100,000)).

EXAMPLE 4. Assume that the oldest Owner is 67 years old at the time the Contract is issued and selects the Enhanced Earnings Rider. The Owner makes an initial payment of $100,000 and does not make any subsequent payments. Further assume that the Owner takes a $65,000 withdrawal and that the Accumulated Value was equal to $150,000 before the withdrawal was taken. Since there was $50,000 of earnings in the Contract at the time of the withdrawal, for purposes of the Enhanced Earnings Rider the withdrawal of $65,000 is considered to be a withdrawal of $50,000 earnings and $15,000 of gross payments. Immediately after the withdrawal, the Accumulated Value is $85,000 and the gross payments (not previously withdrawn) is $85,000.

Immediately after the withdrawal, the EER benefit is equal to the LESSER of:

    (a) 80% of the gross payments (not previously withdrawn) made to the Contract (excluding payments made in the 12 months prior to the date of death) = (80% X $85,000) = $68,000; or

    (b) 40% of the difference between the Accumulated Value and the gross payments (not previously withdrawn) made to the contract = (40% X ($85,000 - $85,000)) = $0

The EER benefit is equal to $0 under (b), which is the lesser of $68,000 (80% X $85,000) and $0 (40% X ($85,000 - $85,000)).

TERMINATING THE EER

Once the EER is chosen, it cannot be discontinued unless the underlying contract is surrendered, annuitized, or a death benefit is payable. The EER will terminate on the earliest of the following:

    1.  the Annuity Date;

    2.  the date the Contract is surrendered;

    3. the date the Company determines a death benefit is payable; if the Contract is not continued by the deceased Owner's spouse;

    4. the date that the deceased Owner's spouse, who is also the sole beneficiary, continues the Contract but elects to terminate the EER; or

    5. if the deceased Owner's spouse, who is also the sole beneficiary, continues the Contract and the EER, then the date the Company determines a death benefit is payable upon the death of the new Owner.

If (1) the payment of the death benefit is deferred under the Contract or
(2) the deceased owner's spouse, who is also the sole beneficiary, continues the Contract but elects to terminate the EER, then the amount of the EER benefit will be applied to the Contract through an allocation to the Sub-Account investing in the Scudder Money Market Fund and the Rider will terminate.

The EER may not be available in all states. The Company may discontinue offering the EER at any time.

                                   APPENDIX D
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date to a non qualified Contract. On the Issue Date, the oldest Owner is 77 years old and no additional payments are made. Assume there are no partial withdrawals. The Withdrawal Without Surrender Charge Amount is equal to 15% of the total of all payments invested in the Contract.

The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.

          HYPOTHETICAL   GROSS                  WITHDRAWAL      SURRENDER
CONTRACT  ACCUMULATED   PAYMENT  CUMULATIVE  WITHOUT SURRENDER    CHARGE    SURRENDER    BONUS
  YEAR       VALUE       BASE     EARNINGS     CHARGE AMOUNT    PERCENTAGE   CHARGE    RECAPTURE
--------  ------------  -------  ----------  -----------------  ----------  ---------  ---------
    1        $56,160    $50,000   $ 6,160         $ 7,500          8.5%        $4,136     $1,946
    2         60,653     50,000    10,653           7,500          8.5%         4,250          0
    3         65,505     50,000    15,505           7,500          8.5%         4,250          0
    4         70,745     50,000    20,745           7,500          8.5%         4,250          0
    5         76,405     50,000    27,933           7,500          7.5%         3,750          0
    6         82,517     50,000    34,168           7,500          6.5%         3,250          0
    7         89,119     50,000    40,401           7,500          5.5%         2,750          0
    8         96,248     50,000    48,173           7,500          3.5%         1,750          0
    9        103,948     50,000    56,027           7,500          1.5%           750          0
   10        112,264     50,000    66,800           7,500          0.0%             0          0

WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date to a non qualified Contract. On the Issue Date, the Oldest Owner is 77 years old and no additional payments are made. Assume that there are withdrawals as detailed below. The Withdrawal Without Surrender Charge Amount is equal to 15% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table.

The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:

          HYPOTHETICAL   GROSS                   WITHDRAWAL      SURRENDER
CONTRACT  ACCUMULATED   PAYMENT               WITHOUT SURRENDER    CHARGE    SURRENDER
  YEAR       VALUE       BASE    WITHDRAWALS    CHARGE AMOUNT    PERCENTAGE   CHARGE
--------  ------------  -------  -----------  -----------------  ----------  ---------
    1        $56,160    $50,000    $     0         $ 7,500          8.5%           $0
    2         60,653     50,000          0           7,500          8.5%            0
    3         65,505     50,000          0           7,500          8.5%            0
    4         70,745     50,000     30,000           7,500          8.5%        1,913
    5         44,005     27,500     10,000           4,125          7.5%          441
    6         36,725     21,625      5,000           3,244          6.5%          114
    7         34,264     19,869     10,000           2,980          5.5%          386
    8         26,205     12,849     15,000           1,927          3.5%          450
    9         12,101          0      5,000               0          1.5%            0
   10          7,669          0      5,000               0          0.0%            0

PART 2: MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)] TO THE POWER OF n/365 - 1

For purposes of the examples below:

i = the guaranteed interest rate being credited to the guarantee period.

j = the guaranteed interest rate on the date of surrender for the guarantee period with a duration equal to the number of years remaining in the current guarantee period, rounded to the next higher number of whole years.

n = the number of days from the date of surrender to the expiration date of the guarantee period.

The following examples assume:

    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

    2. The date of surrender is seven years (2,555 days) from the expiration date.

    3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)*

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

    The market value factor    =  [(1+i)/(1+j)] TO THE POWER OF n/365 - 1

                               =  [(1+.08)/(1+.11)] TO THE POWER OF 2555/365 - 1

                               =  (.97297) TO THE POWER OF 7 - 1

                               =  -.17452

The Market Value Adjustment    =  Maximum of the market value factor multiplied by the
                                  withdrawal or the negative of the excess interest earned
                                  over 3%

                               =  Maximum (-.17452 X $62,985.60 or -$8,349.25)

                               =  Maximum (-$10,992.38 or -$8,349.25)

                               =  -$8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)**

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor    =  [(1+i)/(1+j)] TO THE POWER OF n/365 - 1

                               =  [(1+.08)/(1+.10)] TO THE POWER OF 2555/365 - 1

                               =  (.98182) TO THE POWER OF 7 - 1

                               =  -.12054

The Market Value Adjustment    =  the market value factor multiplied by the withdrawal

                               =  -.12054 X $62,985.60

                               =  -$7,592.11

**Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)*

Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor    =  [(1+i)/(1+j)] TO THE POWER OF n/365 - 1

                               =  [(1+.08)/(1+.05)] TO THE POWER OF 2555/365 - 1

                               =  (1.02857) TO THE POWER OF 7 - 1

                               =  .21798

The Market Value Adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the excess interest earned over 3%

                               =  Minimum of (.21798 X $62,985.60 or $8,349.25)

                               =  Minimum of ($13,729.78 or $8,349.25)

                               =  $8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)**

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor    =  [(1+i)/(1+j)] TO THE POWER OF n/365 - 1

                               =  [(1+.08)/(1+.07)] TO THE POWER OF 2555/365 - 1

                               =  (1.00935) TO THE POWER OF 7 - 1

                               =  .06728

The Market Value Adjustment    =  the market value factor multiplied by the withdrawal

                               =  .06728 X $62,985.60

                               =  $4,237.90

**Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

                                   APPENDIX E
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 9.6%).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Benefit Payments = $119,961.92

       Maximum Present Value Withdrawal Amount = $89,971.44 ($119,961.92 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (89,971.44/119,961.92)))

       Annuity Unit Value on the date of withdrawal = 1.09944

       Monthly Annuity Benefit Payment after withdrawal = $376.56

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08

       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (49,386.81/65,849.08)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $477.27

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS

EXAMPLE 3. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years.

       Last Monthly Annuity Benefit Payment = $1,436.50
       Withdrawal Amount = $14,365.00 (10 X 1,436.50)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Annuity Benefit Payments = $234,482.77

       Annuity Units after withdrawal = 1,286.07 (1,370 X (1 -
       (14,365.00/234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,413.96

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 4. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Last Monthly Annuity Benefit Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 X 1,820.71)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Annuity Benefit Payments = $268,826.18

       Annuity Units after withdrawal = 1,272.71 (1,370 X (1 -
       (18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,779.80

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

PRESENT VALUE WITHDRAWAL VERSUS PAYMENT WITHDRAWAL

EXAMPLE 5. Assume that the Owner has taken no previous withdrawals and would like to take a $10,000 withdrawal at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years. The following examples show the impact of taking the withdrawal under the Present Value Withdrawal Option and the Payment Withdrawal Option.

PRESENT VALUE WITHDRAWAL

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of future Guaranteed Annuity Benefit Payments = $119,961.92

       Withdrawal = $10,000

       Annuity Units after withdrawal = 1,255.80 (1,370 X (1 -
       (10,000/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,380.67

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 at the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWAL

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of future Annuity Benefit Payments = $234,482.77

       Withdrawal = $10,000

       Annuity Units after withdrawal = 1,311.57 (1,370 X (1 -
       (10,000/$234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,442.00

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase at the end of the 10-year period during which the Company guaranteed to make payments.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

         FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS
                                 FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                               SEPARATE ACCOUNT KG

                INVESTING IN SHARES OF THE UNDERLYING PORTFOLIOS

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE SCUDDER GATEWAY PLUS II PROSPECTUS OF SEPARATE ACCOUNT KG, DATED ____________, 2002 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-782-8380.

                              DATED ________, 2002





FAFLIC Scudder Gateway Plus II

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY...............................................2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY................2

SERVICES......................................................................3

UNDERWRITERS..................................................................3

ACCUMULATION UNIT CALCULATION AND ANNUITY BENEFIT PAYMENTS....................4

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM...................5

PERFORMANCE INFORMATION.......................................................5

TAX-DEFERRED ACCUMULATION....................................................12

FINANCIAL STATEMENTS........................................................F-1


                         GENERAL INFORMATION AND HISTORY

Separate Account KG (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on June 13, 1996. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2001, the Company and its subsidiaries had over $24.3 billion in combined assets and over $38.1 billion in life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Portfolio shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Portfolio shares is reflected on the records of the Underlying Portfolio and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, and the financial statements of Separate Account KG of the Company as of December 31, 2001 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 8.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% of total payments is paid to Zurich Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Zurich Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

The aggregate amounts of commissions paid to Allmerica Investments for sales of all contracts funded by Separate Account KG (including contracts not described in the Prospectus) for the years 1999, 2000 and 2001 were $1,213,957, $1,411,265.32 and $2,281,866.35. No commissions were paid for sales of the Scudder Gateway Plus II product since it was not offered until 2002.

No commissions were retained by Allmerica Investments for sales of all contracts funded by Separate Account KG (including contracts not described in the Prospectus) for the years 1999, 2000 and 2001.

           ACCUMULATION UNIT CALCULATION AND ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period....................................$ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period........................................$5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses...............................$1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2)................0.000335

(5)  Annual Charge (one-day equivalent of 1.60% per annum).....................................0.000044

(6)  Net Investment Rate (4) - (5).............................................................0.000291

(7)  Net Investment Factor 1.000000 + (6)......................................................1.000291

(8)  Accumulation Unit Value -- Current Period (1) x (7).....................................$ 1.135330

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134570.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or surrender charge, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment, the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105120 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105120, which produces a current monthly payment of $295.71.

           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

-    must be new payments to the Contract, including the initial payment,

-    must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

-    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Portfolio and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

         P(1 + T)(n)       =        ERV

         Where:   P        =        a hypothetical initial payment to the
                                    Variable Account of $1,000

                  T        =        average annual total return

                  n        =        number of years

                  ERV      =        the ending redeemable value of the $1,000
                                    payment at the end of the specified period

The calculation of Total Return includes the annual charges against the asset of the Sub-Account. This charge is 1.60% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

      COMPLETE YEARS FROM DATE
             OF PAYMENT                             CHARGE
             ----------                             ------
            Less than 4                              8.5%
            Less than 5                              7.5%
            Less than 6                              6.5%
            Less than 7                              5.5%
            Less than 8                              3.5%
            Less than 9                              1.5%
            Thereafter                                 0%

No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return reflect the deduction of the $30 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

         P(1 + T)(n)       =        EV

     Where:       P        =        a hypothetical initial payment to the
                                    Variable Account of $1,000

                  T        =        average annual total return

                  n        =        number of years

                  EV       =        the ending value of the $1,000 payment at
                                    the end of the specified period

The calculation of Supplemental Total Return reflects the 1.60% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of supplemental total return does not include the deduction of the $30 annual Contract fee.

                               PERFORMANCE TABLES
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                                    TABLE 1A
                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2001
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                     TO BE FILED BY PRE-EFFECTIVE AMENDMENT

                                                                                                 10 YEARS
                                                                         FOR YEAR                (OR SINCE
                                                         SUB-ACCOUNT      ENDED                  INCEPTION
                                                        INCEPTION DATE   12/31/01    5 YEARS      IF LESS)
                                                        --------------   --------    -------      --------
Alger American Balanced Portfolio.....................
Alger American Leveraged AllCap Portfolio.............
Credit Suisse Trust Emerging Markets Portfolio........
Credit Suisse Trust Global Post-Venture Capital
Portfolio.............................................
Dreyfus IP MidCap Stock Portfolio.....................
Dreyfus Socially Responsible Growth Fund, Inc.........
INVESCO VIF Utilities Fund............................
Scudder 21st Century Growth Portfolio.................
Scudder Capital Growth Portfolio......................
Scudder Global Discovery Portfolio....................
Scudder Growth and Income Portfolio...................
Scudder Health Sciences Portfolio.....................
Scudder International Portfolio.......................
Scudder Aggressive Growth Portfolio...................
Scudder Blue Chip Portfolio...........................
Scudder Contrarian Value Portfolio....................
Scudder Global Blue Chip Portfolio....................
Scudder Government Securities Portfolio...............
Scudder Growth Portfolio..............................
Scudder High Income Portfolio.........................
Scudder International Select Equity Portfolio.........
Scudder Investment Grade Bond Portfolio...............
Scudder Money Market Portfolio........................
Scudder New Europe Portfolio..........................
Scudder Small Cap Growth Portfolio....................
Scudder Strategic Income Portfolio....................
Scudder Technology Growth Portfolio...................
Scudder Total Return Portfolio........................
SVS Davis Venture Value Portfolio.....................
SVS Dreman Financial Services Portfolio...............
SVS Dreman High Return Equity Portfolio...............
SVS Dreman Small Cap Value Portfolio..................
SVS Eagle Focused Large Cap Growth Portfolio..........
SVS Focus Value+Growth Portfolio......................
SVS Index 500 Portfolio...............................
SVS INVESCO Dynamic Growth Portfolio..................
SVS Janus Growth And Income Portfolio.................
SVS Janus Growth Opportunities Portfolio..............
SVS MFS Strategic Value Portfolio.....................
SVS Oak Strategic Equity Portfolio....................
SVS Turner Mid Cap Growth Portfolio...................

*This is a new Sub-Account so no historical figures are available.

                                    TABLE 1B
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                         SINCE INCEPTION OF SUB-ACCOUNT
                   (ASSUMING NO WITHDRAWAL OF THE INVESTMENT)

                     TO BE FILED BY PRE-EFFECTIVE AMENDMENT

                                                                         FOR YEAR                   SINCE
                                                         SUB-ACCOUNT      ENDED                  INCEPTION OF
                                                        INCEPTION DATE   12/31/01    5 YEARS     SUB-ACCOUNT
                                                        --------------   --------    -------     -----------
Alger American Balanced Portfolio.....................
Alger American Leveraged AllCap Portfolio.............
Credit Suisse Trust Emerging Markets Portfolio........
Credit Suisse Trust Global Post-Venture Capital
Portfolio.............................................
Dreyfus IP MidCap Stock Portfolio.....................
Dreyfus Socially Responsible Growth Fund, Inc.........
INVESCO VIF Utilities Fund............................
Scudder 21st Century Growth Portfolio.................
Scudder Capital Growth Portfolio......................
Scudder Global Discovery Portfolio....................
Scudder Growth and Income Portfolio...................
Scudder Health Sciences Portfolio.....................
Scudder International Portfolio.......................
Scudder Aggressive Growth Portfolio...................
Scudder Blue Chip Portfolio...........................
Scudder Contrarian Value Portfolio....................
Scudder Global Blue Chip Portfolio....................
Scudder Government Securities Portfolio...............
Scudder Growth Portfolio..............................
Scudder High Income Portfolio.........................
Scudder International Select Equity Portfolio.........
Scudder Investment Grade Bond Portfolio...............
Scudder Money Market Portfolio........................
Scudder New Europe Portfolio..........................
Scudder Small Cap Growth Portfolio....................
Scudder Strategic Income Portfolio....................
Scudder Technology Growth Portfolio...................
Scudder Total Return Portfolio........................
SVS Davis Venture Value Portfolio.....................
SVS Dreman Financial Services Portfolio...............
SVS Dreman High Return Equity Portfolio...............
SVS Dreman Small Cap Value Portfolio..................
SVS Eagle Focused Large Cap Growth Portfolio..........
SVS Focus Value+Growth Portfolio......................
SVS Index 500 Portfolio...............................
SVS INVESCO Dynamic Growth Portfolio..................
SVS Janus Growth And Income Portfolio.................
SVS Janus Growth Opportunities Portfolio..............
SVS MFS Strategic Value Portfolio.....................
SVS Oak Strategic Equity Portfolio....................
SVS Turner Mid Cap Growth Portfolio...................

* This is a new Sub-Account so no historical figures are available.

                                    TABLE 2A
                          AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                   SINCE INCEPTION OF UNDERLYING PORTFOLIO(1)
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                     TO BE FILED BY PRE-EFFECTIVE AMENDMENT

                                                                                                 10 YEARS
                                                        PORTFOLIO        FOR YEAR                (OR SINCE
                                                        INCEPTION         ENDED                  INCEPTION
                                                           DATE          12/31/01    5 YEARS     IF LESS)
                                                           ----          --------    -------     --------
Alger American Balanced Portfolio*....................
Alger American Leveraged AllCap Portfolio*............
Credit Suisse Trust Emerging Markets Portfolio........
Credit Suisse Trust Global Post-Venture Capital
Portfolio.............................................
Dreyfus IP MidCap Stock Portfolio*....................
Dreyfus Socially Responsible Growth Fund, Inc*........
INVESCO VIF Utilities Fund............................
Scudder 21st Century Growth Portfolio*................
Scudder Capital Growth Portfolio*.....................
Scudder Global Discovery Portfolio*...................
Scudder Growth and Income Portfolio*..................
Scudder Health Sciences Portfolio*....................
Scudder International Portfolio*......................
Scudder Aggressive Growth Portfolio*..................
Scudder Blue Chip Portfolio*..........................
Scudder Contrarian Value Portfolio*...................
Scudder Global Blue Chip Portfolio*...................
Scudder Government Securities Portfolio*..............
Scudder Growth Portfolio*.............................
Scudder High Income Portfolio*........................
Scudder International Select Equity Portfolio*........
Scudder Investment Grade Bond Portfolio*..............
Scudder Money Market Portfolio*.......................
Scudder New Europe Portfolio*.........................
Scudder Small Cap Growth Portfolio*...................
Scudder Strategic Income Portfolio*...................
Scudder Technology Growth Portfolio*..................
Scudder Total Return Portfolio*.......................
SVS Davis Venture Value Portfolio*....................
SVS Dreman Financial Services Portfolio*..............
SVS Dreman High Return Equity Portfolio*..............
SVS Dreman Small Cap Value Portfolio*.................
SVS Eagle Focused Large Cap Growth Portfolio*.........
SVS Focus Value+Growth Portfolio*.....................
SVS Index 500 Portfolio*..............................
SVS INVESCO Dynamic Growth Portfolio*.................
SVS Janus Growth And Income Portfolio*................
SVS Janus Growth Opportunities Portfolio*.............
SVS MFS Strategic Value Portfolio*....................
SVS Oak Strategic Equity Portfolio*...................
SVS Turner Mid Cap Growth Portfolio*..................

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

                                    TABLE 2B
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                   SINCE INCEPTION OF UNDERLYING PORTFOLIO(1)
                   (ASSUMING NO WITHDRAWAL OF THE INVESTMENT)

                     TO BE FILED BY PRE-EFFECTIVE AMENDMENT

                                                                                                 10 YEARS
                                                        PORTFOLIO        FOR YEAR                (OR SINCE
                                                        INCEPTION         ENDED                  INCEPTION
                                                           DATE          12/31/01    5 YEARS     IF LESS)
                                                           ----          --------    -------     --------
Alger American Balanced Portfolio*....................
Alger American Leveraged AllCap Portfolio*............
Credit Suisse Trust Emerging Markets Portfolio........
Credit Suisse Trust Global Post-Venture Capital
Portfolio.............................................
Dreyfus IP MidCap Stock Portfolio*....................
Dreyfus Socially Responsible Growth Fund, Inc*........
INVESCO VIF Utilities Fund............................
Scudder 21st Century Growth Portfolio*................
Scudder Capital Growth Portfolio*.....................
Scudder Global Discovery Portfolio*...................
Scudder Growth and Income Portfolio*..................
Scudder Health Sciences Portfolio*....................
Scudder International Portfolio*......................
Scudder Aggressive Growth Portfolio*..................
Scudder Blue Chip Portfolio*..........................
Scudder Contrarian Value Portfolio*...................
Scudder Global Blue Chip Portfolio*...................
Scudder Government Securities Portfolio*..............
Scudder Growth Portfolio*.............................
Scudder High Income Portfolio*........................
Scudder International Select Equity Portfolio*........
Scudder Investment Grade Bond Portfolio*..............
Scudder Money Market Portfolio*.......................
Scudder New Europe Portfolio*.........................
Scudder Small Cap Growth Portfolio*...................
Scudder Strategic Income Portfolio*...................
Scudder Technology Growth Portfolio*..................
Scudder Total Return Portfolio*.......................
SVS Davis Venture Value Portfolio*....................

SVS Dreman Financial Services Portfolio*..............
SVS Dreman High Return Equity Portfolio*..............
SVS Dreman Small Cap Value Portfolio*.................
SVS Eagle Focused Large Cap Growth Portfolio*.........
SVS Focus Value+Growth Portfolio*.....................
SVS Index 500 Portfolio*..............................
SVS INVESCO Dynamic Growth Portfolio*.................
SVS Janus Growth And Income Portfolio*................
SVS Janus Growth Opportunities Portfolio*.............
SVS MFS Strategic Value Portfolio*....................
SVS Oak Strategic Equity Portfolio*...................
SVS Turner Mid Cap Growth Portfolio*..................

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

* These funds include a charge for 12b-1 fees. For periods beyond the inception date of the Sub-Accounts, these hypothetical performance figures are based upon the historical performance of the non 12b-1 class of shares, but adjusted to reflect the effect of the 12b-1 fee on performance.

                            TAX-DEFERRED ACCUMULATION

                                           NON-QUALIFIED                             CONVENTIONAL
                                           ANNUITY CONTRACT                          SAVINGS PLAN

                                     AFTER-TAX CONTRIBUTIONS AND
                                         TAX-DEFERRED EARNINGS

                                                        TAXABLE LUMP SUM        AFTER-TAX CONTRIBUTIONS
                               NO WITHDRAWALS            SUM WITHDRAWAL          AND TAXABLE EARNINGS

            Years 10              $107,946                   $86,448                    $81,693
            Years 20               233,048                   165,137                    133,476
            Years 30               503,133                   335,021                    218,082

This chart compares the accumulation of a $50,000 initial investment into a non-qualified annuity contract with a conventional savings plan. Contributions to the non-qualified annuity contract and the conventional savings plan are made after tax. Only the gain in the non-qualified annuity contract will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contract. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "FEDERAL TAX CONSIDERATIONS" in the Prospectus.

The chart does not reflect the following charges and expenses under the
Contract: 1.45% for mortality and expense risk; 0.15% administration charges; 8.5% maximum surrender charge; and $30 annual

Contract fee. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contract. (IMPORTANT -- THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.)

Unlike savings plans, contributions to non-qualified annuity contracts provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account KG.

TO BE FILED BY PRE-EFFECTIVE AMENDMENT.

                            PART C. OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

   (a)     FINANCIAL STATEMENTS

           Financial Statements Included in Part A
           None

           Financial Statements Included in Part B
           Financial Statements for First Allmerica Financial Life Insurance Company
           Financial Statements for Separate Account KG of First Allmerica Financial Life Insurance Company will be filed by Pre-Effective Amendment.

           Financial Statements Included in Part C
           None

     (b)   EXHIBITS

              EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated June 13, 1996 was previously filed on August 9, 1996 in Registrant's Initial Registration Statement, and is incorporated by reference herein.

              EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

              EXHIBIT 3    (a) Wholesaling Agreement was previously filed
                               on August 9, 1996 in Registrant's Initial
                               Registration Statement, and is incorporated by reference herein.

                           (b) Underwriting and Administrative Services
                               Agreement was previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

                           (c) Sales Agreements with Commission Schedule
                               were previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and are incorporated by reference herein.

                           (d) General Agent's Agreement was previously
                               filed on April 30, 1998 in Post-Effective
                               Amendment No. 2, and is incorporated by
                               reference herein.

                           (e) Career Agent Agreement was previously filed
                               on April 30, 1998 in Post-Effective
                               Amendment No. 2, and is incorporated by
                               reference herein.

                           (f) Registered Representative's Agreement was
                               previously filed on April 30, 1998 in
                               Post-Effective Amendment No. 2, and is
                               incorporated by reference herein.

                           (g) Form of Indemnification Agreement with
                               Scudder Kemper was previously filed on April
                               30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

              EXHIBIT 4   The following documents are filed herewith:

                           (a) Form of Contract and Form of Specification
                               Pages;

                           (b) Form of Enhanced Death Benefit "EDB" Rider
                               (Form 3316-02NY); and

                           (c) Form of Enhanced Death Benefit "EDB" Rider
                               (Form 3312-02NY)

              EXHIBIT 5   Form of Application is filed herewith.

              EXHIBIT 6 The Depositor's Articles of Incorporation, as amended, effective October 1, 1995 to reflect its new name, and Bylaws were previously filed on August 9, 1996 in Registrant's Initial Registration Statement, and are incorporated by reference herein.

              EXHIBIT 7   Not Applicable.

              EXHIBIT 8   (a) BFDS Agreements for lockbox and mailroom
                              services were previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and are incorporated by reference herein.

                          (b) Directors' Power of Attorney is filed herewith.

              EXHIBIT 9   Opinion of Counsel is filed herewith.

              EXHIBIT 10  Consent of Independent Accountants will
                          be filed by Pre-Effective Amendment.

              EXHIBIT 11  None.

              EXHIBIT 12  None.

              EXHIBIT 13  Schedule for Computation of Performance
                          Quotations will be filed by Pre-Effective
                          Amendment.

              EXHIBIT 14  Not Applicable.

              EXHIBIT 15  (a) Amendment to Kemper Participation Agreement
                              was previously filed in April 2000 in
                              Post-Effective Amendment No. 6 of
                              Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein. Participation Agreement with Kemper was previously filed on November 6, 1996 in Pre-Effective Amendment No.1 of Registration Statement No. 333-10285/811-7769, and is
                              incorporated by reference herein.

                          (b) Form of Amendment to the Participation
                              Agreement dated May 1, 2002 with Scudder
                              Investments Inc. and Scudder Distributors was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Amendment to Kemper Participation Agreement dated October 1, 2000 was previously filed on January 24, 2001 in the Registrant's Initial Registration Statement (File Nos. 333-54220/811-7769), and is incorporated by reference herein. Form of Participation
                              Agreement with Scudder Kemper was previously filed on April 30, 1998 in Post-Effective Amendment No. 3 of Registration Statement
                              No. 333-10285/811-7769, and is incorporated
                              by reference herein.

                          (c) Form of Participation Agreement with Dreyfus
                              dated December 19, 2000 was previously filed on January 24, 2001 in the Registrant's Initial Registration Statement (File Nos. 333-54220/811-7769), and is incorporated by reference herein. Participation Agreement with Dreyfus was previously filed on June 23, 1999 in Post-Effective Amendment No.2 of Registration Statement No. 333-63089/811-7769, and is incorporated by reference herein.

                          (d) Amendment dated October 20, 2000 with Alger
                              was previously filed in April 2002 in
                              Post-Effective Amendment No. 15 of
                              Registration Statement No. 333-71054/811-8114, and is incorporated by reference herein. Amendment dated May 30, 2000 with Alger was previously filed on April 24, 2001 in Post-Effective Amendment No. 14 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein.
                              Form of Amendment to the Alger Participation
                              Agreement dated December 2000 was previously filed on January 24, 2001 in the Registrant's Initial Registration Statement (File Nos. 333-54220/811-7769), and is
                              incorporated by reference herein.
                              Participation Agreement with Alger was
                              previously filed in April 2000 in
                              Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769, and is
                              incorporated by reference herein.

                          (e) Amendment to the Participation Agreement
                              with Warburg Pincus dated August 25, 2000 was previously filed on January 24, 2001 in the Registrant's Initial Registration Statement (File Nos. 333-54220/811-7769),
                              and is incorporated by reference herein.
                              Participation Agreement with Warburg Pincus was previously filed in April 2000 in Post-Effective Amendment No. 6 of
                              Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

                          (f) Amendment dated December 15, 2001 to the
                              Participation Agreement with INVESCO was previously filed in April 2002 in Post-Effective Amendment No. 14 of Registration Statement No.33-71052/811-8114, and is incorporated by reference herein. Form of Amendment dated May 1, 2001 to the Participation Agreement with INVESCO was previously filed in April 24, 2001 in Post-Effective Amendment No. 13 of Registration Statement No. 33-71052/811-8114, and is incorporated by reference herein. Participation Agreement with INVESCO was previously filed on April 26, 2000 in Post-Effective Amendment No. 1 of Registration Statement No.
                              333-87105/811-8114, and is incorporated by reference herein.

ITEM 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of all the following Directors and Officers is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY              PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
--------------------------------            -------------------------------------------------------
Bruce C. Anderson                           Director (since 1996) and Vice President (since 1984) of
    Director and Vice President             First Allmerica

Warren E. Barnes                            Vice President (since 1996) and Corporate Controller (since
    Vice President and Corporate            1998) of First Allmerica
    Controller






Mark R. Colborn                             Director (since 2000) and Vice President (since 1992) of First
    Director and Vice President             Allmerica

Charles F. Cronin                           Secretary and Counsel (since 2000) of First Allmerica;
    Secretary                               Counsel (since 1996) of First Allmerica; Attorney (1991-1996)
                                            of Nutter, McClennen & Fish

J. Kendall Huber                            Director, Vice President and General Counsel (since 2000)
    Director, Vice President and            of First Allmerica; Vice President (1999) of Promos Hotel
    General Counsel                         Corporation; Vice President and Deputy General Counsel
                                            (1998-1999) of Legg Mason, Inc.; Vice President and Deputy
                                            General Counsel (1995-1998) of USF&G Corporation

Mark A. Hug                                 Director (since 2001) and Vice President (since 2000) of First
    Director and Vice President             Allmerica;  Senior Vice President of Life and Annuity Products
                                            (1997-1999) for The Equitable Life Assurance Society

John P. Kavanaugh                           Director and Chief Investment Officer (since 1996) and Vice
    Director, Vice President and            President (since 1991) of First Allmerica; Director (since 1996)
    Chief Investment Officer                and President (since 1995) of Allmerica Asset Management, Inc.

Mark C. McGivney                            Vice President (since 1997) and Treasurer (since 2000) of First
    Vice President and Treasurer            Allmerica; Associate, Investment Banking (1996-1997) of
                                            Merrill Lynch & Co.

John F. O'Brien                             Director, President and Chief Executive Officer (since 1989) of
    Director, President and                 First Allmerica
    Chief Executive Officer

Edward J. Parry, III                        Director and Chief Financial Officer (since 1996), Vice
    Director, Vice President and            President (since 1993) and Treasurer (1993-2000) of First
    Chief Financial Officer                 Allmerica

Richard M. Reilly                           Director (since 1996), Vice President (1990-2001) and Senior
    Director and Senior Vice President      Vice President (since 2001) of First Allmerica; Senior Vice
                                            President (since 2002), Director (since 1990), President and Chief
                                            Executive Officer (1995-2001) of  Allmerica Financial Life Insurance
                                            and Annuity Company; Director and President (since 1998) of Allmerica
                                            Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.                     Director and Vice President (since 1998) of First Allmerica;
    Director and Vice President             Chief Executive Officer (1996 to 1998) of Travelers
                                            Property & Casualty; Senior Vice President (1993 to 1996)
                                            of Aetna Life & Casualty Company

Gregory D. Tranter                          Director and Vice President (since 2000) of First Allmerica;
    Director and Vice President             Vice President (1996-1998) of Travelers Property &  Casualty;
                                            Director of Geico Team (1983-1996) of Aetna Life & Casualty

ITEM 26.   PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                -------------------------------
                                                ALLMERICA FINANCIAL CORPORATION
                                                -------------------------------

   100%              100%            100%             100%             100%         100%           100%
   ----------------  --------------  -------------    ---------------  -----------  -------------  --------------
      Allmerica         Financial      Allmerica      First Allmerica  AFC Capital     VeraVest,   First Sterling
        Asset        Profiles, Inc.  Funding Corp.    Financial Life     Trust I          Inc.         Limited
   Management, Inc.                                     Insurance
                                                         Company


    Massachusetts      California    Massachusetts     Massachusetts     Delaware   Massachusetts      Bermuda
   ----------------  --------------  -------------    ---------------  -----------  -------------  --------------


                                     100%              100%            100%                        100%
                                     -------------    ---------------  -----------                 --------------
                                       Advantage      Allmerica Trust   Allmerica                  First Sterling
                                       Insurance       Company, N.A.    Financial                   Reinsurance
                                     Network, Inc.                         Life                       Company
                                                                        Insurance                     Limited
                                                                           and
                                                                         Annuity
                                                                         Company
                                                         Federally
                                        Delaware         Chartered       Delaware                      Bermuda
                                     -------------    ---------------  -----------                 --------------


                100%           100%          100%             100%         100%         100%         100%         100%         100%
       -------------  -------------    ----------    -------------  -----------  -----------  -----------  -----------  -----------
         Allmerica      Allmerica      Allmerica        Allmerica    Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
        Investments,   Investment      Financial        Financial   Investments  Investments  Investment   Investment   Investment
            Inc.       Management     Investment        Services     Insurance    Insurance    Insurance    Insurance    Insurance
                      Company, Inc.   Management        Insurance   Agency Inc.    Agency     Agency Inc.  Agency Inc.    Agency,
                                       Services,      Agency, Inc.  of Alabama   of Florida,  of Georgia   of Kentucky    Inc. of
                                          Inc.                                      Inc.                                Mississippi

       Massachusetts  Massachusetts   Massachusetts  Massachusetts    Alabama      Florida      Georgia      Kentucky   Mississippi
       -------------  -------------   -------------  -------------  -----------  -----------  -----------  -----------  -----------


     100%          100%           100%           100%        100%
  ---------   -----------  -------------  ---------  ----  ----------
  Allmerica    Allmerica    The Hanover     Allmerica     Citizens
  Benefits,      Asset       Insurance      Financial    Insurance
    Inc.      Management,     Company       Insurance    Company of
                Limited                     Brokers,      Illinois
                                              Inc.


   Florida      Bermuda    New Hampshire  Massachusetts   Illinois
  ---------   -----------  -------------  -------------  ----------


     100%            100%            100%         100%           100%           100%           100%       100%       100%       100%
---------   -------------   -------------   ----------  -------------  -------------  -------------  ---------  ---------  ---------
Allmerica     Allmerica      The Hanover      Hanover   Massachusetts    Allmerica     AMGRO, Inc.   Citizens   Citizens   Citizens
Financial       Plus          American         Texas    Bay Insurance    Financial                   Insurance  Insurance  Insurance
 Benefit      Insurance      Insurance       Insurance     Company       Alliance                     Company    Company    Company
Insurance    Agency, Inc.      Company      Management                   Insurance                    of Ohio      of       of the
Company                                      Company,                     Company                                America    Midwest
                                               Inc.

Michigan    Massachusetts   New Hampshire     Texas     New Hampshire  New Hampshire  Massachusetts    Ohio     Michigan   Indiana
---------   -------------   -------------   ----------  -------------  -------------  -------------  ---------  ---------  ---------

                                                                                        100%          100%             100%
                                                                               -------------   -----------       ----------
                                                                                  Lloyds          AMGRO           Sterling
                                                                                  Credit       Receivables          Risk
                                                                                Corporation    Corporation       Management
                                                                                                                  Services,
                                                                                                                    Inc.

                                                                               Massachusetts     Delaware         Delaware
                                                                               -------------   -----------       ----------
                                                                                                                        100%
                                                                                                                 -----------
                                                                                                                  Citizens
                                                                                                                 Management
                                                                                                                    Inc.

                                                                                                                  Michigan
                                                                                                                 -----------

                                                                                                   ---------
                                                                                                    Hanover
                                                                                                    Lloyd's
                                                                                                   Insurance
                                                                                                    Company

                                                                                                     Texas
                                                                                                   ---------
                                                                                                   Affiliated Lloyd's plan company,
                                                                                                   controlled by Underwriters for
                                                                                                   the benefit of The Hanover
                                                                                                   Insurance Company


                                                                                                   -------------    -------------
                                                                                                     Allmerica        Allmerica
                                                                                                    Investment       Securities
                                                                                                       Trust           Trust

                                                                                                   Massachusetts    Massachusetts
                                                                                                   -------------    -------------
                                                                                                   Affiliated Management Investment
                                                                                                   Companies


                                                                                                   -------------    -------------
                                                                                                    AAM Growth         AAM High
                                                                                                     & Income        Yield Fund,
                                                                                                    Fund L.P.           L.L.C.

                                                                                                     Delaware       Massachusetts
                                                                                                   -------------    -------------
                                                                                                   L.P. or L.L.C. established for
                                                                                                   the benefit of First Allmerica,
                                                                                                   Allmerica Financial Life, Hanover
                                                                                                   and Citizens


                                                                                  -------------    -------------    -------------
                                                                                    Allmerica        Greendale           AAM
                                                                                   Equity index       Special       Equity Fund
                                                                                       Pool          Placements
                                                                                                        Fund

                                                                                  Massachusetts    Massachusetts    Massachusetts
                                                                                  -------------    -------------    -------------
                                                                                  Grantor Trusts established for the benefit of
                                                                                  First Allmerica, Allmerica Financial Life, Hanover
                                                                                  and Citizens

January 23, 2002

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

           NAME                                ADDRESS                        TYPE OF BUSINESS
           ----                                -------                        ----------------
AAM Equity Fund                          440 Lincoln Street
                                         Worcester MA 01653              Massachusetts Grantor Trust

AAM Growth & Income Fund, L.P.           440 Lincoln Street              Limited Partnership
                                         Worcester MA 01653

AAM High Yield Fund, L.L.C.              440 Lincoln Street              Limited liability company
                                         Worcester MA 01653


Advantage Insurance Network, Inc.        440 Lincoln Street              Insurance Agency
                                         Worcester MA 01653

AFC Capital Trust I                      440 Lincoln Street              Statutory Business Trust
                                         Worcester MA 01653

Allmerica Asset Management, Inc.         440 Lincoln Street              Investment advisory services
                                         Worcester MA 01653

Allmerica Asset Management Limited       440 Lincoln Street              Investment advisory services
                                         Worcester MA 01653

Allmerica Benefits, Inc.                 440 Lincoln Street              Non-insurance medical services
                                         Worcester MA 01653

Allmerica Equity Index Pool              440 Lincoln Street              Massachusetts Grantor Trust
                                         Worcester MA 01653

Allmerica Financial Alliance Insurance   100 North Parkway               Multi-line property and casualty
Company                                  Worcester MA 01605              insurance

Allmerica Financial Benefit Insurance    645 West Grand River            Multi-line property and casualty
Company                                  Howell MI 48843                 insurance

Allmerica Financial Corporation          440 Lincoln Street              Holding Company
                                         Worcester MA 01653

Allmerica Financial Insurance            440 Lincoln Street              Insurance Broker
Brokers, Inc.                            Worcester MA 01653

Allmerica Financial Life Insurance       440 Lincoln Street              Life insurance, accident and
and Annuity                              Worcester MA 01653              health insurance, annuities,
                                                                         variable annuities and
                                                                         variable life insurance

Allmerica Financial Services             440 Lincoln Street              Insurance Agency
Insurance Agency, Inc.                   Worcester MA 01653

Allmerica Funding Corp.                  440 Lincoln Street              Special purpose funding vehicle for
                                         Worcester MA 01653              commercial paper


Allmerica Financial Investment           440 Lincoln Street              Investment advisory services
Management Services, Inc. (formerly      Worcester MA 01653
known as Allmerica Institutional
Services, Inc. and 440 Financial
Group of Worcester, Inc.)

Allmerica Investment Management          440 Lincoln Street              Investment advisory services
Company, Inc.                            Worcester MA 01653

Allmerica Investments, Inc.              440 Lincoln Street              Securities, retail broker-dealer
                                         Worcester MA 01653

Allmerica Investment Trust               440 Lincoln Street              Investment Company
                                         Worcester MA 01653

Allmerica Investments Insurance          440 Lincoln Street              Insurance Agency
Agency Inc. of Alabama                   Worcester MA 01653

Allmerica Investments Insurance          440 Lincoln Street              Insurance Agency
Agency of Florida, Inc.                  Worcester MA 01653

Allmerica Investment Insurance           440 Lincoln Street              Insurance Agency
Agency Inc. of Georgia                   Worcester MA 01653

Allmerica Investment Insurance           440 Lincoln Street              Insurance Agency
Agency Inc. of Kentucky                  Worcester MA 01653

Allmerica Investments Insurance          440 Lincoln Street              Insurance Agency
Agency Inc. of Mississippi               Worcester MA 01653

Allmerica Plus Insurance Agency, Inc.    440 Lincoln Street              Insurance Agency
                                         Worcester MA 01653

Allmerica Securities Trust               440 Lincoln Street              Investment Company
                                         Worcester MA 01653

Allmerica Trust Company, N.A.            440 Lincoln Street              Limited purpose national
                                         Worcester MA 01653              trust company

AMGRO, Inc.                              100 North Parkway               Premium financing
                                         Worcester MA 01605

AMGRO Receivables Corporation            100 North Parkway               Premium financing
                                         Worcester MA 01605

Citizens Insurance Company of            645 West Grand River            Multi-line property and
America                                  Howell MI 48843                 casualty insurance

Citizens Insurance Company of            333 Pierce Road                 Multi-line property and
Illinois                                 Itasca IL 60143                 casualty insurance

Citizens Insurance Company of the        3950 Priority Way               Multi-line property and
Midwest                                  South Drive, Suite 200          casualty insurance
                                         Indianapolis IN 46280


Citizens Insurance Company of Ohio       One Prestige Place              Multi-line property and
                                         Suite 540                       casualty insurance
                                         Miamisburg, OH

Citizens Management, Inc.                645 West Grand River            Services management company
                                         Howell MI 48843

Financial Profiles, Inc.                 5421 Avenida Encinas            Computer software company
                                         Suite A
                                         Carlsbad, CA 92008

First Allmerica Financial Life           440 Lincoln Street              Life, pension, annuity, accident
Insurance Company                        Worcester MA 01653              and health insurance company

First Sterling Limited                   41 Cedar Avenue                 Holding Company
                                         Hamilton HM 12,
                                         Bermuda

First Sterling Reinsurance Company       41 Cedar Avenue                 Reinsurance Company
Limited                                  Hamilton HM 12,
                                         Bermuda


Greendale Special Placements Fund        440 Lincoln Street              Massachusetts Grantor Trust
                                         Worcester MA 01653

The Hanover American Insurance           100 North Parkway               Multi-line property and
Company                                  Worcester MA 01605              casualty insurance

The Hanover Insurance Company            100 North Parkway               Multi-line property and
                                         Worcester MA 01605              casualty insurance

Hanover Texas Insurance Management       NationsBank Tower               Attorney-in-fact for Hanover
Company, Inc.                            15301 Dallas Pkwy.              Lloyd's Insurance Company
                                         Dallas,TX  75248

Hanover Lloyd's Insurance Company        7557 Rambler Road               Multi-line property and
                                         Suite 500                       casualty insurance
                                         Dallas TX 75231

Lloyds Credit Corporation                440 Lincoln Street              Premium financing service
                                         Worcester MA 01653              franchises

Massachusetts Bay Insurance Company      100 North Parkway               Multi-line property and
                                         Worcester MA 01605              casualty insurance

Sterling Risk Management                 440 Lincoln Street              Risk management services
Services, Inc.                           Worcester MA 01653

VeraVest, Inc. (formerly known as        440 Lincoln Street              Securities, retail broker-dealer
Allmerica Services Corporation)          Worcester MA 01653


ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of July 31, 2002, there were 0 Contract Owners of qualified Contracts and 0 Contract Owners of non-qualified Contracts.

ITEM 28.  INDEMNIFICATION

     Article VIII of the Bylaws of First Allmerica Financial Life Insurance Company (the Depositor) states: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company

          -    Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653


         NAME                                             POSITION OR OFFICE WITH UNDERWRITER
         ----                                             -----------------------------------
Emil J. Aberizk, Jr.                                      Vice President

Michael J. Brodeur                                        Vice President Operations

Mark R. Colborn                                           Vice President

Charles F. Cronin                                         Secretary/Clerk

Claudia J. Eckels                                         Vice President

Philip L. Heffernan                                       Vice President

J. Kendall Huber                                          Director

Mark A. Hug                                               Director and Vice President

Mark C. McGivney                                          Treasurer


William F. Monroe, Jr.                                    President, Director and Chief Executive Officer

K. David Nunley                                           Vice President

Stephen Parker                                            Vice President and Director

Richard M. Reilly                                         Director and Chairman of the Board

James S. Shorris                                          Vice President, Chief Compliance Officer and Counsel

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 1999. No commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (I) the restrictions on redemption imposed by the Program and by
          Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 6th day of August, 2002.

                             SEPARATE ACCOUNT KG OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                            By: /s/ Charles F. Cronin
                                ---------------------
                                Charles F. Cronin, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                               Title                                                         Date
----------                               -----                                                         ----
/s/ Warren E. Barnes                     Vice President and Corporate Controller                       August 6, 2002
------------------------------------
Warren E. Barnes


Edward J. Parry*                         Director, Vice President and Chief Financial Officer
------------------------------------


Richard M. Reilly*                       Director and Senior Vice President
------------------------------------


John F. O'Brien*                         Director, President and Chief Executive Officer
------------------------------------


Bruce C. Anderson*                       Director and Vice President
------------------------------------


Mark R. Colborn*                         Director and Vice President
------------------------------------


John P. Kavanaugh*                       Director, Vice President and Chief Investment Officer
------------------------------------


J. Kendall Huber*                        Director, Vice President and General Counsel
------------------------------------


Mark A. Hug*                             Director and Vice President
------------------------


Robert P. Restrepo, Jr.*                 Director and Vice President
------------------------------------


Gregory D. Tranter*                      Director and Vice President
------------------------------------

**Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the dated Power of Attorney dated December 6, 2001 duly executed by such persons.

/s/ Sheila B. St. Hilaire
---------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE


Exhibit 4(a)       Form of Contract and Form of Specification Pages

Exhibit 4(b)       Form of Enhanced Death Benefit "EDB" Rider (Form 3316-02NY)

Exhibit 4(c)       Form of Enhanced Death Benefit "EDB" Rider (Form 3312-02NY)

Exhibit 5          Form of Application

Exhibit 8(b)       Directors' Power of Attorney

Exhibit 9          Opinion of Counsel